25	1 Highlights

26	2 Introduction

27	3 Caution Regarding Forward-Looking Statements

27	4 Business Profile

27	5 Strategy and Key Performance Drivers

30	6 Non-GAAP and Other Financial Measures

31	7 Foreign Exchange

32	8 Consolidated Results

40	9 Consolidated Orders and Backlog

41	10 Segmented Results

51	11 Consolidated Cash Movements and Liquidity

53	12 Consolidated Financial Position

56	13 Financial Instruments

57	14 Acquisitions, Business Combinations and Divestitures

58	15 Capability to Execute Strategy and Deliver Results

58	16 Business Risks and Uncertainties

61	17 Financial Statement Disclosure

66	18 Systems, Procedures and Controls

67	19 Oversight Role of Audit Committee and Board of Directors

67	20 Additional Information

67	21 Selected Financial Information

MANAGEMENT DISCUSSION AND ANALYSIS

May 17, 2006 For the fourth quarter and the year ended March 31, 2006

1 HIGHLIGHTS

FINANCIAL
FOURTH QUARTER OF FISCAL 2006

  Consolidated revenue was $284.3 million, $7.7 million over last quarter and $21.6 million higher than for the same quarter last year
  Earnings from continuing operations were $14.8 million (or $0.06 per share) compared to $17.5 million (or $0.07 per share) in the preceding quarter and $9.3 million (or $0.04 per share) in the fourth quarter of fiscal 2005, when the Company recognized the gain on disposal of its Marine Control segment
  Excluding non-recurring items, earnings from continuing operations were $23.2 million (or $0.09 per share) compared to $23.7 million (or $0.09 per share) in the third quarter and $14.1 million (or $0.06 per share) for the fourth quarter last year
  Net earnings were $9.4 million (or $0.04 million per share) compared to $17.6 million (or $0.07 per share) in the preceding quarter and $108.8 million (or $0.44 per share) in the fourth quarter of fiscal 2005
  Net cash provided by continuing operations amounted to $69.8 million. This compares with $90.8 million for the last quarter and $66.9 million for the fourth quarter last year

FISCAL 2006

  Consolidated revenue exceeded $1.1 billion, a 12% increase over the fiscal 2005 level
  Earnings from continuing operations were $70.9 million (or $0.28 per share) compared to a loss of $304.7 million last year. The profitability of each segment has been restored and improved during fiscal 2006 as the savings from the restructuring were achieved
  Excluding non-recurring items, earnings from continuing operations were $86.8 million (or $0.35 per share). This compares with $46.9 million (or $0.19 per share) on the same basis for fiscal 2005
  During fiscal 2006, the Company was impacted by the continued strengthening of the Canadian dollar. Over the year, the Canadian dollar appreciated 4%, 10% and 11% respectively against the US dollar, the Euro and the British pound, which are the three main operating currencies of the Company. Excluding the impact of the strengthening dollar, earnings from continuing operations would have been approximately $5 million higher
  Net earnings were $64.9 million (or $0.26 per share) compared to a loss of $199.9 million (or $0.81 per share) last year
  Net cash provided by continuing operations amounted to $236.2 million, a $50.2 million increase over the amount provided in fiscal 2005

FINANCIAL POSITION – MARCH 31, 2006

The Company’s financial position improved during fiscal 2006 owing to a $95.6 million reduction of the net debt level to $190.2 million resulting primarily from:

positive free cash flow ($73.7 million)

the impact of the strengthening Canadian dollar ($17.5 million)

Non-cash working capital ended the year at negative $74.5 million, improving by $84.1 million since March 31, 2005

Capital employed at March 31, 2006 stands at $865.5 million compared to $937.4 million a year ago. Return on average capital employed (ROCE) for the year was 9.6% excluding non-recurring items.

ORDERS AND OPERATIONS

During fiscal 2006, Simulation Products/Civil achieved the following:

Received 21 full-flight simulator orders from various airlines worldwide, as well as a series of training devices

Certified the world’s first Embraer 190 full-flight simulator

During fiscal 2006, Civil Training & Services signed various notable training agreements including the following:

A ten-year agreement with UK-based Virgin Atlantic Airways to provide training for pilots of the carrier’s entire fleet of Airbus A340-600 and Boeing 747-400 aircraft. The contract also includes an option for Airbus A380 training

A five-year contract for pilot training on Airbus A320 aircraft with the new Indian carrier, Kingfisher Airlines

A multi-year agreement with Qatar Airways for Airbus A330 and A340 pilot training

The extension of Oman Air’s Boeing 737 NG aircraft pilot training program

A contract for Boeing 737 NG pilot training for the new Indian low-cost carrier SpiceJet

The expansion of the CAE-China Southern Airlines joint venture in Zhuhai

The establishment of an Airbus A320 pilot-provisioning program for the Spanish low-cost carrier, Vueling Airlines

During fiscal 2006, Military Simulation & Training was awarded key military programs, including the following:

Work for NH90 full-mission simulators for the German long-term training service contract

CAE ANNUAL REPORT 2006 _ 25

  Upgrade of a P-3C Orion operational flight trainer (OFT) for the German Navy
  Tactical training capability upgrades to the C-130J and C-130H simulators of the Royal Australian Air Force (RAAF)
  NFTC maintenance and support service and CF-18 system engineering support service contracts in Canada
  One A330 Multi-Role Tanker Transport (MRTT) aircraft simulator for the Royal Australian Air Force
  Three C-130J/KC-130J weapon system trainers for the US Air Force (USAF) and US Marine Corps (USMC)
  One MH-60S operational flight trainer (OFT) for the US Navy
  Two C-295 FFSs, one for the Brazil Air Force and one for EADS CASA’s training centre in Seville, Spain
  An upgrade to a P-3C OFT and a spares and support package for the US Navy

RESTRUCTURING

  CAE’s achievements for fiscal 2006 are a direct reflection of the commitments it made in its restructuring plan announced February 11, 2005. These achievements involved improvements in financial performance, changes to organizational structure, business and operational processes, as well as the launch of important new projects
  Sale of the Marine Controls division to restore health of balance sheet and focus on core business
  Effective April 1st, 2005, the Company changed its internal organization structure such that operations are managed through four segments, each with profitability and balance sheet responsibility, to reflect the way the business is managed and to provide more transparency to investors
  Launch of Project Phoenix, a $630 million R&D initiative designed to improve current leading-edge technologies and to develop additional ones that will build on CAE’s position as a world leader in simulation, modelling and services
  At the end of fiscal 2006, the Company incurred a total of $66 million in this restructuring plan ($34.0 million during fiscal 2006). Efforts to rationalize some training facilities progressed well during the year, with some actions remaining to be completed in fiscal 2007. The Company is also still re-engineering certain business processes in conjunction with the development of its new ERP system

OTHER

  CAE launched its CAE Medallion™ 6000 series visual system, the latest innovation to its suite of image generators
  In May 2005, CAE acquired Terrain Experts Inc., a leading developer of software tools for simulation database generation and visualization

2 INTRODUCTION

For the purposes of this discussion, “CAE” or the “Company” refers to CAE Inc. and its subsidiaries. This Management Discussion and Analysis (MD&A) for the year (and three-month period) ended March 31, 2006, current as of May 17, 2006, focuses on CAE’s core business segments: Simulation Products/Civil (SP/C); Simulation Products/Military (SP/M); Training & Services/Civil (TS/C); and Training & Services/Military (TS/M).

     CAE’s fiscal year-end is March 31 and, unless otherwise indicated, all references to the “current year” or “2006” are for the fiscal year ending March 31, 2006, and all references to “last year,” “prior year,” or a “year ago” are for the fiscal year ended March 31, 2005. Except as otherwise indicated, all financial information discussed herein is determined in accordance with Canadian generally accepted accounting principles (GAAP), and all dollar amounts referred to herein are in Canadian dollars. Readers are encouraged to review the Company’s Consolidated Financial Statements in conjunction with the review of this MD&A.

     This MD&A has been written to provide readers with a view of the Company as seen through the eyes of Management and to help them better understand CAE’s:

  operations and business environment
  challenges, focus and strategy
  key performance drivers
  recent consolidated and segmented financial performance
  financial position and ability to generate liquidity to meet current obligations and undertake future projects capability to deliver results
  business risks and uncertainties
  critical accounting policies and estimates
  Management’s accountability

     Materiality of information has been considered in preparing CAE’s financial statements and MD&A. Management considers information to be material if:

  such information results in, or would reasonably be expected to result in, a significant change in the market price or value of CAE’s shares; or
  there is a substantial likelihood that a reasonable investor would consider the information to be important in making an investment decision

Management evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

26 _ CAE ANNUAL REPORT 2006

3 CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements with respect to CAE and the operations of each business segment based on estimates and assumptions which Management considered reasonable at the time they were prepared and may include information concerning the Company’s markets, future financial performance, business strategy, plans, goals and objectives. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ, sometimes materially, from those contemplated by the forward-looking statements. Statements preceded by the words “believe,” “expect,” “anticipate,” “intend,” “continue,” “estimate,” “may,” “will,” “should” and/or similar expressions are forward-looking statements. CAE cautions the readers that the assumptions regarding future events, many of which are beyond the control of Management, may affect the extent to which a particular projection materializes and/or could ultimately prove to be incorrect; accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations are discussed herein (for additional information, refer to the Business Risks and Uncertainties section of this MD&A). The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In particular, forward-looking statements do not reflect the potential impact of any merger, acquisition or other business combinations or divestitures that may occur, be announced or completed after such statements are made.

4 BUSINESS PROFILE

Founded in 1947 and headquartered in Montreal, Canada, CAE is a leading provider of simulation and modelling technologies and integrated training services for civil aviation and defence customers worldwide. CAE employs approximately 5,000 people in manufacturing operations and training facilities in 19 countries on five continents. More than 90% of CAE’s annual revenues are derived from worldwide exports and international activities.

     CAE designs, manufactures and supplies simulation equipment and services and develops integrated training solutions for military organizations (Military business), commercial airlines, business aircraft operators and aircraft manufacturers (Civil business). CAE’s full-flight simulators (FFS) replicate aircraft performance in normal and abnormal operations as well as in a comprehensive set of environmental conditions utilizing visual systems that contain an extensive database of airports, other landing areas and flying environments, and motion and sound cues to create a fully immersive training environment. The Company offers a full range of flight training devices based on the same software used in its FFS. CAE also operates a global network of aviation training centres in locations around the world.

     CAE’s Civil business is the world leader in the design and manufacture of civil FFS and visual systems used to train airline and business jet pilots. In addition, CAE is the second largest independent civil aviation training provider, with a global network of 22 training centres equipped with 108 FFSs.

     CAE’s Military business is also a global leader in the design of advanced military training systems for air, land and sea applications, having supplied the defence forces of more than 30 nations with military training systems and services. In addition to its comprehensive training services, the Company offers a range of simulation equipment and modelling and simulation software. CAE has designed one of the widest ranges of military helicopter simulators in the world and more training systems for the C-130 Hercules than any other company.

     Effective April 1, 2005, the Company changed its internal organizational structure such that operations are managed and reported through four segments:

(i)	Simulation Products/Civil (SP/C): designs, manufactures and supplies civil flight simulation training devices and visual systems

(ii)	Simulation Products/Military (SP/M): designs, manufactures and supplies advanced military training products for air, land and sea applications

(iii)	Training & Services/Civil (TS/C): provides business and commercial aviation training and related services

(iv)	Training & Services/Military (TS/M): supplies military turnkey training and operational solutions, support services, life extensions, systems maintenance and modelling and simulation solutions Previously, the Company’s operations were broken down and reported in three operating segments: Military Simulation & Training (Military),

Civil Simulation & Training (Civil) and Marine Controls (Marine), until the disposal of the latter segment in the fourth quarter of fiscal 2005. CAE’s common shares are listed on the Toronto and New York stock exchanges under the symbols CAE and CGT, respectively.

5	STRATEGY AND KEY PERFORMANCE DRIVERS

5.1	STRATEGIC REVIEW

Over the past few years, the Company transformed itself, evolving from a supplier of equipment to a provider of integrated training solutions. Following the arrival of Robert E. Brown as President and Chief Executive Officer in August 2004, an in-depth strategic review of CAE’s markets, customers and other stakeholders as well as the Company’s internal resources and capabilities was conducted. As a result of this review, the Marine Controls division was sold and the Company has refined its strategic direction and continues to provide a wide range of simulation and training products and services in its two core markets, Civil business and Military business. CAE’s strategy and objectives going forward revolve around the following initiatives:

CAE ANNUAL REPORT 2006 _ 27

  Safeguarding technological leadership by constantly investing in R&D in consultation with customers to continue launching innovative products and services solutions that enhance customer’s operational efficiencies and further mitigate operational risks
  Focusing on high growth markets such as Asia and the Middle East for the Civil business
  Delivering a competitive training service in the marketplace while being cost effective and increasing revenue per simulator and the proportion training services (wet training) as opposed to leased time on training devices (dry training) in the Company’s global network of training centres
  Bolstering the presence of the Military segments in the US market
  Expanding vertically into other products and services within the aerospace and defence industry requiring technological excellence in modelling and simulation
  Expanding horizontally to pursue opportunities in non-traditional areas of the defence market and emerging markets such as homeland defence and urban simulation by leveraging its extensive experience in modelling and simulation
  Reducing the costs associated with manufacturing simulation equipment intended both for sale to third parties as well as for installation in the Company’s global network of training centres. The reduction is being accomplished by reducing the manufacturing cycle time and by modularizing the products
  Implementing sound business processes and effective systems
5.2	RESTRUCTURING PLAN

5.2.1	THE PLAN

In February 2005, in order to achieve its strategy, to leverage its core capabilities and to institute a platform for sustainable, profitable business growth, the Company formally announced a plan (the Restructuring Plan or the Plan) for which some action items had started during the third quarter of fiscal 2005. The Plan focuses on the elimination of duplication of effort together with the establishment of a more competitive cost structure and is intended to protect the Company’s technological leadership while at the same time fostering synergies between its various operating units and implementing sound business practices. The Plan included the following actions:

  Consolidate development and production activities, including engineering, program management and global procurement (these functions had previously existed in various business units, resulting in duplication)
  Improve initiatives geared towards standardizing processes and “productizing” the manufacturing process
  Rationalize the civil training centre footprint, including consolidation of training centres where duplication exists and relocation of a number of FFSs to maximize yield
  Optimize the work force, streamline the management structure and re-engage employees
  Implement an Enterprise Resource Planning (ERP) system to improve transparency, accountability and information flow
  Apply various other measures that affect the nature and focus of operations

5.2.2 ACTIONS TAKEN

Fiscal 2006 has been a transition year for CAE while the Company addressed its business processes and cost structure, with the goal of having a restructured and solid earnings base. Over the last 18 months, the Company has taken action in the following areas of activity:

Organizational restructuring

Sold the Marine Controls division to restore health to the balance sheet and to focus on core business

Reorganized the Company’s internal structure, effective April 1, 2005, such that operations are managed through four segments

Consolidated departments such as program management and engineering, which were previously divided between Civil and Military

Reduced the footprint in the main manufacturing plant by more than 10%; thereby improving productivity and increasing efficiency

Bolstered the management team and, at the same time, eliminated layers of regional management

Rationalized the civil training centre footprint, including the redeployment of seven FFSs, more specifically as a result of the following:

The closure of the Maastricht operations (training centre and flight school) and the redeployment of its activities and assets to the Company’s training centres in Amsterdam and Brussels

The closure of the Senasa (Spain) training centre and the redeployment of its operations and A340 FFS to the Company’s Madrid training centre (Barajas)

Operational & procedural restructuring

  Standardized and optimized the development and manufacturing processes, leading to faster production of lower-cost FFSs and greater rationalization of the manufacturing footprint
  Launched Project Phoenix, a $630-million R&D initiative designed to help maintain CAE’s technological leadership
  Concluded more than 500 layoffs to right-size the organization and to reduce duplication
  Created Global sourcing function to combine procurement activities in one department with a mission to reduce the cost of sub-contracted work to the Company as well as inputs from suppliers. It also facilitates knowledge sharing across CAE’s global business and implementation of best practices in procurement
  Introduced a new compensation structure that emphasizes Management’s focus on economic value creation
  Instituted more disciplined bid procedures and use of the balance sheet
  Introduced Kaizen workshops and Six Sigma quality control to increase efficiency, improve employee engagement and ensure customer satisfaction

28 _ CAE ANNUAL REPORT 2006

5.2.3 ACTIONS STILL IN PROGRESS

As stated above, since the Restructuring Plan was announced, TS/C completed the relocation of seven FFSs, four more are in the process of being redeployed and others will be relocated by the end of fiscal 2007. Once the Restructuring Plan is finalized, CAE expects that 28 FFSs will have been affected by the restructuring process.

     The expansion and conversion of CAE’s Burgess Hill (UK) facility, which was solely serving the Military segment, to a civil training facility is also well under way, and the extension is expected to be completed during the fall of 2006. After the expansion is completed, the Burgess Hill facility will host a total of eight FFS bays. Following the conversion, Burgess Hill will serve both the military and civil segments.

     In Spain, CAE and its partner, Iberia Lineas Aereas de España S.A. (Iberia), moved forward with their consolidation plan, and the Alcala training centre will be closed once the expansion of the Barajas Training Centre is completed and all the FFSs have been redeployed. The Company expects the Barajas training centre to be fully operational by end of fiscal 2007.

     Upon the completion of the North East training centre in late calendar 2006, the secondary Dallas training centre will be closed. This closure will mark the end of our redeployment strategy under our Restructuring Plan.

During fiscal 2007, the Company will continue to:

  review its product and services portfolio to deliver solutions focused on customers’ needs develop processes aimed at creating innovation by which to systematically extend its capabilities and technology into new markets incur some additional costs associated with the re-engineering of its business processes as they relate to the implementation of an ERP system

5.3 KEY PERFORMANCE DRIVERS
The Company believes that it has the following competitive advantages:

5.3.1 TECHNOLOGICAL LEADERSHIP

The Company’s technological leadership is unparalled and is a key competitive advantage. Pilots around the world regard CAE’s simulation as the closest thing to the true experience of flight. With more than 1,200 employees holding a science degree and significant investment in research and development (approximately 10% of its annual revenue), the Company continues to provide innovative training products that meet the essential needs of its customers. CAE has consistently led the evolution of flight training and simulation systems technology with numerous industry firsts to its credit. CAE has simulated the entire range of large civil aircraft as well the leading regional and business aircraft and a number of civil helicopters. CAE is also an industry leader in the provision of simulation and training solutions for military fixed-wing transport aircraft and military helicopter platforms. In addition, CAE has extensive knowledge, experience and credibility in designing and developing simulators for prototype aircraft, as was recently demonstrated with the Airbus A380 and Embraer 170 and 190 programs.

5.3.2 PRODUCT DESIGN AND RELIABILITY

CAE simulators are designed to be easily upgradeable by the customer so that they can best represent the aircraft type as it evolves (due to product changes or changes in air-worthiness regulations). In addition, CAE simulators achieve amongst the highest reliability rates in the industry, a key benefit as simulators operate in high-duty cycles (16 to 20 hours a day is common).

5.3.3 LONG-TERM CUSTOMER RELATIONSHIPS

The Company has worked successfully, in some cases, for decades with major airlines and ministries of defence around the world. As a result of its long-term relationships and its focus on the quality of services, the Company consistently meets or exceeds its customers’ standards.

5.3.4 LARGE AND DIVERSIFIED FLEET OF FFSs

To meet the diverse operational requirements of its customers, the Company operates a large fleet of FFSs. The Company’s fleet is comprised of commercial jets, business jets and military helicopters from various types of aircraft manufactured by major manufacturers.

5.3.5 LEVERAGING COMPLEMENTARITIES OF PRODUCTS AND SERVICES

CAE is unique in its ability to provide a broad array of flight training products through which solutions can be tailored to suit each customer’s specific requirements. A strong connectivity exists between the Company’s Product segments and Services segments where sales of training equipment and related services are often part of the same program and are viewed in an integrated manner.

5.3.6 CUSTOMER SUPPORT

CAE maintains a strong focus on after-sales support, which is often critical to win follow-on sales.

5.3.7 GLOBAL COVERAGE

The Company currently operates in 19 countries on five continents. This broad geographic coverage enables the Company to respond quickly and cost effectively to customer needs and new business opportunities while adhering to local market regulations and customs.

CAE ANNUAL REPORT 2006 _ 29

5.3.8 TRAINING METHODOLOGY

CAE revolutionized the way aviation training is performed with the introduction of its Simfinity®-based training solutions and courseware. Through this innovation, CAE has scaled the high-fidelity simulation software found in its FFSs and leveraged this into training devices and solutions that are used throughout the training cycle. This effectively brings the virtual aircraft cockpit into the classroom at the earliest stages of ground school training, making for a more effective and more efficient training experience overall. Since CAE’s Simfinity® devices are part of a suite of fully-integrated training solutions, updates and upgrades of FFSs can be done concurrently with the customer’s Simfinity®-based training devices.

5.3.9 MANUFACTURING CAPABILITY

With over 50 simulator test bays available at the Company’s manufacturing plants, CAE’s manufacturing and design capacity exceeds that of any simulator manufacturer in the world.

5.3.10 CAPACITY TO CONTROL COSTS

To maximize the Company’s profitability and value for shareholders, CAE continues to focus on becoming more efficient while simultaneously reducing its costs. Successful cost control depends on our ability to obtain data, equipment, consumables and other supplies required to conduct our operations at competitive prices. CAE’s Global Strategic Sourcing group is focusing on improving long-term cost control and sourcing strategies for major supplies used in the Company’s activities. It also facilitates knowledge sharing across our global business and implementation of best practices in procurement. The Company continues to develop strategies to analyze and source supplies at the lowest cost over the life of a FFS, including, where appropriate, long-term alliances with certain suppliers to ensure adequate supply is maintained.

6 NON-GAAP AND OTHER FINANCIAL MEASURES

This MD&A provides comments on non-GAAP and other financial measures. Readers should be cautioned that this information should not be confused with, or used as an alternative for, performance measures determined in accordance with GAAP. Management believes that these measures provide useful supplemental information to GAAP financial measures. However, these non-GAAP and other measures may not have a standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies.

6.1 BACKLOG

Backlog is defined as unfilled customer orders for products and services. For the SP/C, SP/M and TS/M segments, an item is considered part of the backlog when a legally binding commercial agreement providing sufficient details on the party’s respective obligations (forming the basis for a contract and/or an order) is in place between the Company and its client. For the military segments, only the contract items that have been authorized by the customers (funded backlog) are included in the backlog figure. For the TS/C segment, backlog includes revenues from customers under both long-term and short-term contractual arrangements where training revenues are guaranteed or expected from current customers.

6.2 CAPITAL EMPLOYED
Capital employed is a measure of net investment:

  From the perspective of how capital is used, capital employed is defined as total assets excluding cash and cash equivalents, minus total liabilities excluding long-term debt (together with its current portion). At each segment level, capital employed is defined as the segment’s total assets excluding cash and cash equivalents, tax accounts and other non-operating assets, minus the segment’s total liabilities, excluding tax accounts, long-term debt (together with its current portion) and other non-operating liabilities.
  From the perspective of the sources of capital, capital employed is the sum of net debt as defined below and total shareholders’ equity.

6.3 EBIT

Earnings before interest and income tax expenses (EBIT) is a financial term used to report a company's earnings as they would be excluding interest and taxes. Management considers EBIT to be useful supplemental information since, by eliminating the effects of some financing decisions and tax structures, performance can be analyzed between different periods, different companies and different industries with dissimilar capital structures or tax jurisdictions.

6.4 FREE CASH FLOW

Free cash flow is defined by Management as net cash flows provided by continuing operating activities less capital expenditures (CapEx) (including capitalized costs) and dividends paid plus proceeds from sales and leaseback and other asset-specific financing. CAE considers free cash flow to be an indicator of the financial strength and liquidity of its business, as it shows how much cash is generated to grow the business, repay debt and meet ongoing obligations. The inclusion of the dividend component in the definition of free cash flow results from the fact that Management sees dividend payment as an obligation similar to the payment of interest to debtholders and therefore considers these funds as unavailable for other purposes such as growth. Starting in fiscal 2007, the Company will differentiate its maintenance CapEx, which will be part of the calculation of free cash flow, and its growth CapEx, which will be excluded from the calculation.

30 _ CAE ANNUAL REPORT 2006

6.5 NET DEBT

Net debt is defined as long-term debt (funded debt), including its current portion, minus cash and cash equivalents as they appear on the related consolidated balance sheet. The Company considers net debt to be an indicator of its overall financial position.

6.6 NON-CASH WORKING CAPITAL

Non-cash working capital is defined as current assets minus current liabilities as they appear on the related consolidated balance sheet, excluding the following items: cash and cash equivalents, current portion of long-term debt and current portion of assets and liabilities held for sale.

6.7 NON-RECURRING ITEMS

Non-recurring items are items identified as being inherently outside the normal course of business because they are infrequent, unusual and/or do not represent a normal trend of the business. Management considers that by highlighting significant non-recurring items and by providing operating results excluding these items, it is providing useful supplemental information that allows for a better analysis of CAE’s underlying and ongoing operating performance.

6.8 REVENUE PER SIMULATOR

Revenue per simulator is calculated by dividing the revenue of TS/C for the period (on an annualized basis) by the related Revenue Simulator Equivalent Unit.

6.9 REVENUE SIMULATOR EQUIVALENT UNIT

Revenue Simulator Equivalent Unit (RSEU) is defined as the sum of the FFSs that were available to generate revenue during the period. For example, in the case of a 50/50 flight training joint venture, CAE will report only 50% of the FFSs deployed under this joint venture as RSEU. If a FFS is being powered down and relocated, it will be excluded from this computation until the FFS is re-installed and available for revenue generation as an RSEU.

6.10 SEGMENT OPERATING INCOME

Segment Operating Income (SOI) is the key indicator used internally to measure the financial performance of each segment. This measure gives a good indication of the profitability of each segment, as it excludes the impact of any items not specifically related to the segment’s performance (such items are presented in the reconciliation between total Segment Operating Income and EBIT; see Note 26 to the Consolidated Financial Statements).

7 FOREIGN EXCHANGE

The Company’s reporting currency is the Canadian dollar, and assets, liabilities and transactions measured in foreign currencies need to be translated to Canadian dollars at various exchange rates as required by GAAP. For fiscal 2006, the Company, while achieving operational improvements, was again impacted by the continued strengthening of the Canadian dollar. From the beginning to the end of the period, the Canadian dollar gained 4%, 10% and 11% respectively against the US dollar, the Euro and the British pound, the three main operating currencies of the Company.

The foreign exchange (FX) rates used to translate assets, liabilities and backlog were as follows for the year ended March 31:

	2006	2005	(Decrease)

US dollar (US$ or USD)	1.1671	1.2096	(4%)
Euro (y)	1.4169	1.5689	(10%)
British pound (£ or GBP)	2.0299	2.2848	(11%)

The average FX rates used to translate revenues and expenses were as follows for the fiscal year ended March 31:
	2006	2005	(Decrease)

US dollar (US$ or USD)	1.1938	1.2789	(7%)
Euro (y)	1.4553	1.6064	(9%)
British pound (£ or GBP)	2.1341	2.3573	(9%)

     Management estimates that the appreciation of the Canadian dollar during fiscal 2006 had an unfavourable impact on its earnings from continuing operations (after-tax) of approximately $5 million compared to fiscal 2005. CAE believes that disclosing the impact of FX movement on its results is useful supplemental information, since it allows performance to be compared between periods, excluding the impact of FX, which can significantly affect the Company’s operations and financial results.

CAE’s exposure to fluctuations of FX rates between its main operating currencies is as follows:

  For each of the Company’s network of civil and military training centres, most of the revenue and costs are generated and incurred in the same currency, leaving the net profitability and the net investment in these training centres exposed to foreign currency fluctuation. Under GAAP, gains or losses resulting from the translation of the net investment in a self-sustaining subsidiary is deferred in the cumulative translation

CAE ANNUAL REPORT 2006 _ 31

  adjustment (CTA) account which is part of the shareholders’ equity section of the balance sheet. Any effect of the fluctuation between currencies on the net profitability will impact the earnings statement immediately and affect year-to-year and quarter-to-quarter comparisons.
  For the Company’s manufacturing operations outside of Canada (Germany, US, UK and Australia), most of the revenue and costs are generated and incurred in the local currency with the exception of some data and equipment that can be bought, from time to time, in different currencies. This also leaves the net profitability of the period and the net investment in these locations exposed to foreign currency fluctuation.
  For the Company’s manufacturing operations in Canada, although the net assets are not exposed to fluctuations of foreign currencies against the Canadian dollar (except for receivables and payables in foreign currencies), more than 90% of its revenues are generated in foreign currencies (mostly the US dollar and Euro), and a significant level of its expenses are incurred in Canadian dollars leaving this operation exposed to fluctuations in foreign currencies. As a general policy, the milestone payments as per contracts denominated in foreign currencies are hedged when signed, which allows the Company to protect itself against a portion of this foreign exchange exposure. However it is impossible to offset all of the impacts of the movement in foreign currencies with these measures, leaving some residual exposures impacting the statement of earnings. From a long-term perspective, the Company’s manufacturing operations in Canada are exposed to fluctuations of the Canadian dollar since it does not hedge future revenues. It is therefore exposed to potential gains or losses in its foreign currency revenues for its future business.

8 CONSOLIDATED RESULTS

Sections 8.1 and 8.2 provide information for the fourth quarter of fiscal 2006, and sections 8.3 and 8.4 provide information on the fiscal year. Section 8.5 discusses how various government cost-sharing programs have impacted the consolidated results.

8.1 RESULTS FROM OPERATIONS – FOURTH QUARTER OF FISCAL 2006
SUMMARY OF CONSOLIDATED RESULTS FOR THE THREE-MONTH PERIOD ENDING

	March 31,	Dec. 31,	March 31,
(amounts in millions, except per share amounts)	2006	2005	2005

Revenue	$284.3	$276.6	$262.7
EBIT	9.5	32.7	(0.7)
As a % of revenue	3.3%	11.8%	–
Interest expense, net	0.9	6.1	16.1

Earnings (loss) from continuing operations (pre-tax)	$8.6	$26.6	$(16.8)
Income tax (recovery) expense	(6.2)	9.1	(26.1)

Earnings (loss)
From continuing operations	$14.8	$17.5	$9.3
From discontinued operations	(5.4)	0.1	99.5

Net earnings	$9.4	$17.6	$108.8
Basic and diluted EPS from continuing operations	0.06	0.07	0.04
Basic and diluted EPS	0.04	0.07	0.44

8.1.1 CONSOLIDATED REVENUE – FOURTH QUARTER OF FISCAL 2006

Revenue was $284.3 million compared with $276.6 million for the third quarter of fiscal 2006 (sequential) and $262.7 million for the fourth quarter of last year (year-over-year).

     The sequential increase of $7.7 million, or 3%, results mainly from the performance of the SP/C and TS/C segments, which, respectively, posted a $15.0 million increase (greater number of orders) and $3.1 million increase (strong overall demand). These increases were partially offset by decreases in SP/M of $5.3 million (lower production level) and TS/M of $5.1 million (negative foreign exchange impacts). The year-over-year increase of $21.6 million (or 8%) results mainly from a $23.8 million increase in SP/C revenue (higher level of activity) partially offset by a $3.0 million decrease in SP/M (lower production level).

Further analysis of each segment’s results is provided in the Segmented Results section.

8.1.2 CONSOLIDATED EBIT – FOURTH QUARTER OF FISCAL 2006

EBIT reached $9.5 million (3.3% of revenue) compared with $32.7 million (11.8% of revenue) in the third quarter and incurred a loss of $0.7 million for the same period last year.

     The $9.5 million EBIT reported this quarter was negatively impacted by $25.1 million in costs incurred during the quarter in relation to the Restructuring Plan. Excluding this non-recurring item, EBIT would have been $34.6 million (12.2% of revenue). The $32.7 million of EBIT reported in the third quarter, for its part, included $4.9 million in non-recurring costs. Therefore, the third quarter EBIT, adjusted for non-recurring items, would have been $37.6 million (13.6% of revenue). On the same basis, EBIT for the fourth quarter of fiscal 2005 amounted to $27.7 million (10.5% of revenue).

32 _ CAE ANNUAL REPORT 2006

     The sequential decrease in EBIT of $3.0 million or 8% is mainly due to lower revenue generated by the TS/M segment partially offset by higher level of activity for TS/C. The year-over-year increase of $6.9 million or 25% resulted mainly from stronger performance in program execution for the SP/C segment combined with higher level of activity for TS/C.

Further analysis of non-recurring items is provided in the Reconciliation of Non-Recurring Items section. Further analysis of each segment’s results is provided in the Segmented Results section.

8.1.3 INTEREST EXPENSE (NET) – FOURTH QUARTER OF FISCAL 2006

The net interest expense for the quarter amounted to $0.9 million compared with $6.1 million for the previous quarter and with $16.1 million for the fourth quarter of fiscal 2005. The variations between the periods are shown in the table and explained below.

(amounts in millions)	Sequential	Year-over-year

Net interest, comparative period	$6.1	$16.1
Decrease in interest on long-term debt	(3.9)	(8.0)
Increase in interest income	(2.4)	(2.8)
(Increase)/decrease in capitalized interest	0.6	(0.2)
Increase/(decrease) in amortization of deferred financing charges	0.2	(5.2)
Other	0.3	1.0

Net interest, current period	$0.9	$0.9

Decrease in interest on long-term debt

On a sequential basis the lower interest expense on long-term debt of $3.9 million results from the overall reduction in the Company’s debt level, combined with the repayment of the Amsterdam asset-backed financing facility at the end of the third quarter this year, triggering a charge totalling $3.4 million (including the one-time swap unwind costs and early prepayment charges of $2.8 million).

     On a year-over-year basis the lower interest expense on long-term debt owes primarily to the overall reduction in the Company’s debt level together with the effect, in the fourth quarter of last year, of the additional cost related to the Brazil training centre debt reduction in the amount of $2.5 million and swap unwind costs of $2.0 million.

Increase in interest income

The sequential and year-over-year increase in interest income results mainly from the fourth quarter recognition of $2.2 million in revenue resulting from the accretion of discounts on notes receivable owed to the Company by the acquirers of one of CAE’s discontinued operations.

Decrease in capitalized interest

The sequential decrease in capitalized interest resulted mainly from a lower level of assets under construction during the fourth quarter of fiscal 2006.

Decrease in amortization of deferred financing charges

The decrease of $5.2 million on a year-over-year basis resulted mainly from the write-off, during the fourth quarter of fiscal 2005, of the unamortized deferred financing charge related to the Brazil financing in the amount of $4.7 million and lower amortization from the new revolving credit facility renegotiated in July 2005 versus the previous costs of the April 2001 revolving credit facility.

8.1.4 INCOME TAXES – FOURTH QUARTER OF FISCAL 2006

Income taxes for the fourth quarter amounted to a net recovery of $6.2 million compared to an income tax expense of $9.1 million for the third quarter and a $26.1 million recovery in the fourth quarter of last year.

     The recovery in the fourth quarter is mainly attributable to the recognition of $9.0 million of tax assets arising from the reduction of the valuation allowance on CAE’s net operating losses (NOLs) in the US and other recoveries. This recognition was necessary mainly due to the further improvement in profitability of CAE’s US operations.

     Excluding the non-recurring items, the income tax expense for the fourth quarter of fiscal 2006 would have been $8.9 million, representing a tax rate of 28%. Income taxes for the third quarter were $9.1 million, representing an effective tax rate of 34%.

     Last year’s recovery resulted mainly from the recognition of $23.5 million of tax assets coming from the reduction of the valuation allowance on CAE’s NOLs in the US ($12.2 million) together with the recognition of net capital losses in the US as a result of the sale of the Marine division.

8.1.5 RESULTS FROM DISCONTINUED OPERATIONS – FOURTH QUARTER OF FISCAL 2006

The Company recorded a $5.4 million net loss from discontinued operations resulting mainly from additional costs incurred and provisions taken on residual obligations related to its former Cleaning Technologies business ($3.2 million), mostly in connection with the revaluation of a pension liability and the reversal of previously recognized tax assets.

     The net earnings from discontinued operations for the fourth quarter of fiscal 2005 amounted to $99.5 million and included the recognition of a gain of $103.9 million (net of taxes of $25.1 million) on the sale of the Marine division. For a complete discussion on discontinued operations, refer to the Acquisitions, Business Combinations and Divestitures section.

CAE ANNUAL REPORT 2006 _ 33

8.1.6 NET EARNINGS – FOURTH QUARTER OF FISCAL 2006

Net earnings were $9.4 million (3.3% of revenue) compared to $17.6 million (6.4% of revenue) for the third quarter and $108.8 million for the fourth quarter last year.

     Excluding non-recurring items, net earnings would have been $23.2 million for the fourth quarter of fiscal 2006, $23.7 million for the preceding quarter and $14.1 million for the same period last year.

Further analysis of non-recurring items is provided in the Reconciliation of Non-Recurring Items section.

8.1.7 BASIC AND DILUTED EARNINGS PER SHARE – FOURTH QUARTER OF FISCAL 2006

EPS amounted to $0.04 and EPS from continuing operations, excluding non-recurring items, were $0.09. This compares to $0.07 and $0.09 respectively in the third quarter of fiscal 2006. For the same period in 2005, EPS reached $0.44, and EPS from continuing operations excluding non-recurring items were $0.06.

Further analysis of non-recurring items is provided in the Reconciliation of Non-Recurring Items – fourth quarter of fiscal 2006 section.

8.2 RECONCILIATION OF NON-RECURRING ITEMS – FOURTH QUARTER OF FISCAL 2006

The table below shows how certain non-recurring items (as defined in Section 6) have affected the Company’s results in the respective reporting periods. Management believes that this supplemental information is useful, as it provides an indication of the Company’s underlying performance excluding these non-recurring items. Readers should be cautioned, however, that this information should not be confused with or used as an alternative for net earnings determined in accordance with GAAP as an indicator of performance.

CONSOLIDATED RECONCILIATION OF NON-RECURRING ITEMS FOR THE THREE-MONTH PERIOD ENDING

		March 31, 2006			December 31, 2005			March 31, 2005

(amounts in millions,	Amount	Amount		Amount	Amount		Amount	Amount
except per share amounts)	pre-tax	after tax	Per share	pre-tax	after tax	Per share	pre-tax	after tax	Per share

Earnings (loss) from
continuing operations	$8.6	$14.8	$0.06	$26.6	$17.5	$0.07	$(16.8)	$9.3	$0.04
Restructuring Plan
– Restructuring charge	13.8	10.3	0.04	2.6	1.9	0.01	24.5	16.7	0.07
– Other costs associated with
the Restructuring Plan	11.3	8.7	0.03	3.4	2.3	0.01	3.9	3.0	0.01
Accretion of discounts on
notes receivable	(1.6)	(1.6)	(0.01)	–	–	–	–	–	–
Early settlement of high-cost
long-term debt	–	–	–	2.8	2.0	0.01	9.2	8.6	0.03
Foreign exchange loss	–	–	–	0.7	1.0	–	–	–	–
Exit from the Dornier 328J platform	–	–	–	(1.8)	(1.0)	(0.01)	–	–	–
Tax recoveries	–	(9.0)	(0.03)	–	–	–	–	(23.5)	(0.09)

Earnings from continuing operations,
excluding non-recurring items
(not in accordance with GAAP)	$32.1	$23.2	$0.09	$34.3	$23.7	$0.09	$20.8	$14.1	$0.06

Items included in the table above for the fourth quarter of fiscal 2006 are further discussed below. Other items are discussed in the

Reconciliation of non-recurring items – fiscal 2006 section.

8.2.1 RESTRUCTURING PLAN

The Company accounts for the restructuring charges in accordance with the Canadian Institute of Chartered Accountants (CICA), Emerging Issues Committee (EIC) abstract number 134 – EIC 134, Accounting for Severance and Termination Benefits, and EIC-135, Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring), as described in Note 24 to the Consolidated Financial Statements. These abstracts provide guidance on the timing of recognition and measurement of liabilities as well as disclosures for the various types of costs associated with an exit or disposal activity, including restructuring. Under EIC-135, a liability for a cost associated with a restructuring can be recorded only when that liability is incurred and can be measured at fair value. A liability is incurred when an event obligates the Company to transfer or use assets, or more explicitly, when an event leaves the Company with little or no discretion to avoid transferring or using the assets in the future. For the exit costs, a commitment to an exit plan or a plan of disposal only expresses Management’s intended future actions and, therefore, does not meet the requirement for recognizing a liability and the related expense.

     The Company is providing information on all costs associated with the Restructuring Plan (as described in Section 5), including the closure of business activities, the relocation of business activities from one location to another, the changes in management structure and all other costs related to the restructuring as it affects the nature and focus of the operations. However, the above accounting guidelines may limit the type of expense than can be separately classified as a restructuring charge in the Consolidated Statement of Earnings.

34 _ CAE ANNUAL REPORT 2006

     As a result, the Company’s financial statements provide a reconciliation of the sum of its SOIs with the earnings before interest and taxes (Note 26). As part of this reconciliation, Management has highlighted all the costs associated with its Restructuring Plan in two separate lines. The first line, entitled “Restructuring charge,” provides the information on restructuring costs that meet the definition of EIC-134 and EIC-135. The second line, entitled “Other costs associated with the Restructuring Plan” provides information on incremental costs that are incurred as a result of the Restructuring Plan which are included in EBIT, according to GAAP, but do not necessarily qualify as “restructuring charges” for GAAP purposes. Management has decided to isolate these costs from SOI to better disclose all costs of the Restructuring Plan.

     During the fourth quarter of fiscal 2006, the Company incurred $25.1 million in costs related to its Restructuring Plan. The costs incurred during this quarter were mostly related to the closure activities and relocation of some assets in the TS/C segment, the further optimization of the Montreal facility and the reduction of workforce abroad and in Canada. Of the $25.1 million, $13.8 million was recorded as a restructuring charge for workforce reduction and related expenses, and $11.3 million was associated with its Plan.

8.2.2 ACCRETION OF DISCOUNT ON NOTES RECEIVABLE

Of the $2.2 million in additional interest resulting from the accretion of discount on notes receivable, only $0.6 million should be considered recurring on an annual basis until maturity.

8.2.3 TAX RECOVERIES

As indicated previously, the Company recovered $9.0 million in the fourth quarter of fiscal 2006 as a result of a reduction in the valuation allowances on NOLs and on the tax recoveries.

     During the fourth quarter of fiscal 2005, non-recurring items included the recognition of $23.5 million in tax assets from a reduction in the valuation allowance for NOLs and for capital losses for income tax purposes in the US.

Management considers these recoveries to be non-recurring since they are not part of the day-to-day operations of the Company.

8.3 RESULTS FROM OPERATIONS – FISCAL 2006
SUMMARY OF CONSOLIDATED RESULTS FOR THE TWELVE-MONTH PERIOD ENDING MARCH 31

(amounts in millions, except per share amounts)	2006	2005	2004

Revenue	$1,107.2	$986.2	$938.4
EBIT	106.2	(373.0)	81.3
As a % of revenue	9.6%	–	8.7%
Interest expense, net	16.2	32.1	22.4

Earnings (loss) from continuing operations (pre-tax)	$90.0	$(405.1)	$58.9
Income tax expense (recovery)	19.1	(100.4)	11.5

Earnings (loss)
From continuing operations	$70.9	$(304.7)	$47.4
From discontinued operations	(6.0)	104.8	16.6

Net earnings (loss)	$64.9	$(199.9)	$64.0
Basic and diluted EPS from continuing operations	0.28	(1.23)	0.20
Basic and diluted EPS	0.26	(0.81)	0.27

8.3.1 CONSOLIDATED REVENUE – FISCAL 2006

Revenue reached $1,107.2 million, representing an increase of $121.0 million, or 12.3%, over the $986.2 million reported for the previous year. Compared to fiscal 2004, revenue increased by $168.8 million. The year-over-year increase resulted from growth in every business segment: the SP/C segment increased its revenue by $43.6 million resulting from higher in FFS deliveries; the SP/M segment also increased its revenue by $48.5 million, mainly attributable to the NH90 contract; TS/C’s revenue increased by 5% or $15.5 million as a result of an improved business environment; and TS/M’s revenues increased by $13.4 million as a result of higher levels of maintenance and support services.

     Revenue in fiscal 2005 was $47.8 million higher than in fiscal 2004 as a result of higher revenue for TS/C (higher number of RSEUs) and was slightly offset by the strengthening of the Canadian dollar, which impacted all segments.

     Improvements in fiscal 2006 over the previous two years were accomplished despite the continued strengthening of the Canadian dollar during the past three years.

Further analysis of the results of each segment is provided in the Segmented Results section.

CAE ANNUAL REPORT 2006 _ 35

8.3.2 CONSOLIDATED EBIT – FISCAL 2006

EBIT reached $106.2 million (9.6% of revenue) compared with a loss of $373.0 million (including an impairment charge of $443.3 million) last year. EBIT in fiscal 2006 exceeds the level reached in 2004 by 31%.

     EBIT was impacted by various non-recurring items, including a $5.3 million net foreign exchange gain on the reduction of the investment in certain self-sustaining subsidiaries, a gain of $1.8 million related to exiting the Do328J platform, a write-down of $5.9 million of deferred bid costs (incurred post-selection) on certain projects and restructuring costs of $18.9 million and other Restructuring Plan-related charges of $15.1 million (for a total cost of $34.0 million related to the Restructuring Plan in fiscal 2006). Excluding non-recurring items, EBIT would have been $139.0 million (12.6% of revenue).

     Last year’s reported EBIT of negative $373.0 million included the effect of the $443.3 million impairment charge together with restructuring costs of $24.5 million and $7.7 million in non-recurring Restructuring Plan-related expenses incurred during the initial phase of the Company’s restructuring effort. These were offset by the recognition of $14.2 million in additional investment tax credits (ITCs) related to fiscal 2000 to fiscal 2004. Excluding these items, last year’s EBIT would have been $88.3 million (9.0% of revenue).

For fiscal 2004, EBIT would have amounted to $90.6 million (9.7% of revenue), excluding the impact of non-recurring items. Further analysis of non-recurring items is provided in the Reconciliation of Non-Recurring Items section.

Further analysis of each segment’s results is provided in the Segmented Results section.

8.3.3 INTEREST EXPENSE (NET) – FISCAL 2006

Net interest expense for fiscal 2006 amounted to $16.2 million compared with $32.1 million for fiscal 2005. The variations between the periods are explained below.

		FY2005	FY2004
(amounts in millions)		to FY2006	to FY2005

Net interest, prior period		$32.1	$22.4
Increase/(decrease)	in interest on long-term debt	(12.3)	5.2
(Increase)/decrease	in interest income	(1.2)	0.4
(Increase)/decrease	in capitalized interest	3.0	0.6
Increase/(decrease)	in amortization of deferred financing charges	(5.7)	4.0
Other		0.3	(0.5)

Net interest, current period		$16.2	$32.1

Decrease in interest on long-term debt for fiscal 2006

The decrease in interest on long-term debt in the amount of $12.3 million between fiscal 2005 and fiscal 2006 resulted mainly from a reduced level of borrowings on the revolving term credit facility together with the effect, in fiscal 2005, of the repayment of the Brazilian credit facility which triggered a $2.5 million cost related to this early settlement. This was offset by additional interest costs incurred in fiscal 2006 related to the Amsterdam asset-backed financing ($4.6 million, including the one-time non-recurring swap unwinding cost and early prepayment penalty of $2.8 million) and higher costs on various floating rate debt due to the increases in interest rates over last year.

Increase in interest income for fiscal 2006

Fiscal 2006 interest income is higher by $1.2 million due mainly to the recognition of $2.2 million in revenue resulting from the accretion of discounts on notes receivable owed to the Company by the acquirer of a discontinued operation. This increase was offset by the refinancing of CAE’s Medium Support Helicopter Aircrew Training Facility (MSHATF) project during the third quarter of fiscal 2005 that resulted in a lower investment balance throughout fiscal 2006.

Decrease in capitalized interest for fiscal 2006

The impact of the decrease in capitalized interest of $3.0 million in fiscal 2006 was mainly due to reduced assets under construction on a year-over-year basis.

Decrease in amortization of deferred financing charges for fiscal 2006

The decrease of $5.7 million on a year-over-year basis resulted mainly from the write-off of $4.7 million of the unamortized deferred financing charge related to the Brazil financing that was repaid at the end of fiscal 2005, the reduced amortization of the deferred financing charge from the Brazil financing of $0.8 million and the lower amortization from the new revolving credit facility renegotiated in July 2005 versus the previous costs of the April 2001 revolving credit facility.

36 _ CAE ANNUAL REPORT 2006

Net interest – fiscal 2005 vs. fiscal 2004

Net interest expense amounted to $32.1 million in fiscal 2005 compared to $22.4 million in fiscal 2004, an increase of $9.7 million. The increase resulted mainly from non-recurring costs arising from repayments of various debts with the proceeds generated from the sale of Marine including expense due to the previously noted early settlement of the Brazilian debt facility. Excluding the impact of this early settlement, interest expense would have been $22.9 million for fiscal 2005, slightly above the fiscal 2004 level, mainly as a result of higher interest rates prevailing during fiscal 2005 and a lower level of capitalized interest.

8.3.4 INCOME TAXES – FISCAL 2006

Income tax expense for fiscal 2006 was $19.1 million compared to a net tax recovery of $100.4 million in fiscal 2005 and a tax expense of $11.5 million in fiscal 2004. These represented tax rates of 21.2%, 24.8% and 19.5%, respectively.

     As indicated previously, the Company recorded additional benefits of $9.0 million in the fourth quarter of fiscal 2006 as a result of the reduction in valuation allowances on US NOLs and on other tax recoveries.

     Excluding the effect of these non-recurring items, the income tax expense would have been $28.1 million, representing a tax rate of 31% for the year.

     The tax recovery for fiscal 2005 resulted from various elements including the large non-recurring charges taken during the year, together with the recognition of $23.5 million in tax assets. Of this amount, $12.2 million was related to the reduction in the valuation allowance on CAE’s net operating losses in the US. The remaining amount related to the recognition of net capital losses in the US as a result of the sale of the Marine division. Excluding this non-recurring item, the income tax recovery would have been $18.5 million in fiscal 2005, representing a tax rate of 28%.

     The tax rate for fiscal 2004 was influenced by tax benefits of $4.4 million recorded on the prior years’ tax losses in Australia. Excluding this non-recurring item, the income tax expense would have been $15.9 million in fiscal 2004, representing a tax rate of 27%.

     The fluctuation in tax rates between periods is explained by changes to the mix of income for income tax purposes from various jurisdictions, together with changes in the tax rates for each of these jurisdictions.

     As at March 31, 2006, the Company has recorded the tax benefit related to all of its accumulated non-capital tax losses carried forward that can be used to offset tax payable on future earnings from US operations. The Company also has accumulated non-capital tax losses carried forward relating to its operations in other countries of approximately $89.3 million on which a future tax asset of $9.7 million has been recorded.

8.3.5 RESULTS FROM DISCONTINUED OPERATIONS – FISCAL 2006

During fiscal 2006, the Company recorded a $6.0 million net loss from discontinued operations resulting mainly from additional costs incurred and adjustment to current provisions on pension and other obligations.

     In fiscal 2005, results from discontinued operations amounted to $104.8 million and included the recognition of a gain on the sale of the Marine division of $103.9 million (net of taxes of $25.1 million) as well as the earnings of $5.5 million previous to the sale. This was offset by a $4.4 million charge recorded in relation to CAE’s former Cleaning Technologies business.

     The $16.6 million net earnings from discontinued operations reported in fiscal 2004 represents a full year of earnings of Marine recorded before the sale in fiscal 2005.

For a complete discussion of discontinued operations, refer to the Acquisitions, Business Combinations and Divestitures section.

8.3.6 NET EARNINGS – FISCAL 2006

Net earnings amounted to $64.9 million compared to a net loss of $199.9 million for last year. Earnings from continuing operations excluding non-recurring items would have been $86.8 million, $46.9 million and $49.4 million in fiscal 2006, fiscal 2005 and fiscal 2004 respectively.

Further analysis of non-recurring items is provided in the Reconciliation of Non-Recurring Items – fiscal 2006 section.

8.3.7 EARNINGS PER SHARE – FISCAL 2006

EPS for fiscal 2006 was $0.26 and EPS from continuing operations excluding non-recurring items was $0.35. In fiscal 2005, EPS represented a loss of $0.81, and in fiscal 2004 EPS was $0.27. EPS from continuing operations and excluding non-recurring items was $0.19 and $0.21 for fiscal 2005 and fiscal 2004 respectively.

Further analysis of non-recurring items is provided in the Reconciliation of Non-Recurring Items section.

CAE ANNUAL REPORT 2006 _ 37

8.4 RECONCILIATION OF NON-RECURRING ITEMS – FISCAL 2006 VS. FISCAL 2005 VS. FISCAL 2004

The table below shows how certain non-recurring items (as defined in Section 6) have affected the Company’s results in the respective reporting periods. Management believes that this supplemental information is useful, as it provides an indication of the Company’s underlying performance excluding these non-recurring items. Readers should be cautioned, however, that this information should not be confused with or used as an alternative for net earnings determined in accordance with GAAP as an indicator of performance.

CONSOLIDATED RECONCILIATION OF NON-RECURRING ITEMS FOR THE TWELVE-MONTH PERIOD ENDING

			2006			2005			2004

(amounts in millions,	Amount	Amount		Amount	Amount		Amount	Amount
except per share amounts)	pre-tax	after tax	Per share	pre-tax	after tax	Per share	pre-tax	after tax	Per share

Earnings (losses) from
continuing operations	$90.0	$70.9	$0.28	$(405.1)	$(304.7)	$(1.23)	$58.9	$47.4	$0.20
Restructuring Pan
- Restructuring charge	18.9	14.1	0.06	24.5	16.7	0.07	9.3	6.4	0.03
- Other costs associated with
the Restructuring Plan	15.1	11.3	0.05	7.7	5.7	0.02	–	–	–
Accretion of discounts on
notes receivable	(1.6)	(1.6)	(0.01)	–	–	–	–	–	–
Early settlement of high-cost
long-term debt	2.8	2.0	0.01	9.2	8.6	0.03	–	–	–
Write-down of unamortized
deferred financing costs	1.1	0.7	–	–	–	–	–	–	–
Foreign exchange gain, net	(5.3)	(5.7)	(0.02)	–	–	–	–	–	–
Write-down of deferred bid costs	5.9	5.1	0.02	–	–	–	–	–	–
Exit from the Dornier 328J platform	(1.8)	(1.0)	(0.01)	–	–	–	–	–	–
Additional ITC recognition
(FY2000 – FY2004)	–	–	–	(14.2)	(10.1)	(0.04)	–	–	–
Tax recoveries	–	(9.0)	(0.03)	–	(23.5)	(0.09)	–	(4.4)	(0.02)
Impairment charge	–	–	–	443.3	354.2	1.43	–	–	–

Earnings from continuing operations,
excluding non-recurring items
(not in accordance with GAAP)	$125.1	$86.8	$0.35	$65.4	$46.9	$0.19	$68.2	$49.4	$0.21

Each item included in the above table is further discussed below.

8.4.1 RESTRUCTURING PLAN

During fiscal 2006, the Company incurred $34.0 million in costs related to its Restructuring Plan, of which $18.9 million was recorded as a restructuring charge according to GAAP for workforce reduction and related expenses and $15.1 million which did not meet the criteria to be classified as restructuring charges according to GAAP (refer to Section 5 for further information on the Company’s Restructuring Plan).

     During fiscal 2005, the Company recorded a $24.5 million restructuring charge for workforce reduction and related expenses together with $7.7 million in non-recurring Restructuring Plan-related charges incurred during the initial phase of the Company’s restructuring effort, for a total of $32.2 million in fiscal 2005.

     Since the launch of the Restructuring Plan, the Company has incurred $66.2 million in costs associated with the Plan, of which $43.4 million meet the criteria for classification as restructuring expenses under GAAP and $22.8 million, although not meeting the definition of restructuring expenses for GAAP purposes, are related to the Restructuring Plan.

     On April 5, 2004, as part of a previous rightsizing effort, the Company announced employee layoffs, of which 85% were based in Montreal. A restructuring charge of $7.5 million to cover severance and other costs related to these employees was recorded in the results of the fourth quarter of fiscal year 2004. Earlier, during the fourth quarter of fiscal 2004, the Company incurred $1.8 million in severance costs for European training centres. The total restructuring costs incurred during the fourth quarter of fiscal 2004 amounted to $9.3 million.

8.4.2 ACCRETION OF DISCOUNT ON NOTES RECEIVABLE

Of the $2.2 million in additional interest resulting from the accretion of discount on notes receivable, only $0.6 million should be considered recurring on an annual basis until maturity.

38 _ CAE ANNUAL REPORT 2006

8.4.3 EARLY SETTLEMENT OF HIGH-COST LONG-TERM DEBTS

During the third quarter of fiscal 2006, the Company took advantage of available liquidity and the strength of the Canadian dollar and proceeded with the prepayment of a higher-cost asset-backed financing which was in place at the date of the acquisition of Schreiner Aviation Training, amounting to y22.7 million (the Amsterdam asset-backed financing). This prepayment resulted in a one-time pre-tax charge totalling $2.8 million. At the end of the fourth quarter of fiscal 2005, CAE fully repaid the term loan related to the financing project for its training centre in São Paulo, Brazil. This early repayment resulted in the non-cash write-off of $4.7 million in financing costs that were deferred on the balance sheet and amortized over the term of the facility (53 months were remaining). In addition, CAE incurred a $2.5 million charge in the form of an early repayment premium which also contributed to the non-recurring expense. Finally, there was a total of $2.0 million in costs associated with the unwind of interest rate swaps converting a floating-rate debt to fixed-rate debt.

8.4.4 WRITE-DOWN OF UNAMORTIZED DEFERRED FINANCING COSTS

Following the closing of the new credit facility on July 7, 2005, the Company in the second quarter of fiscal 2006, wrote down unamortized deferred financing costs of $1.1 million that were associated with its previous credit facility by management.

8.4.5 FOREIGN EXCHANGE GAIN, NET

During fiscal 2006, the Company reduced its net investment in certain of its self-sustaining subsidiaries. Accordingly, corresponding amounts of foreign exchange gains or losses accumulated in the currency translation adjustment (CTA) account were transferred to the Statement of Earnings, resulting in a net non-recurring pre-tax gain of $5.3 million for the year. The reduction of capitalization in self-sustaining subsidiaries is not part of the day-to-day operations of the Company and any impact on the results are not viewed as recurring.

8.4.6 WRITE-DOWN OF DEFERRED BID COSTS

During the first quarter of fiscal 2006, the Company wrote down deferred bid costs (incurred post selection) amounting to $5.9 million accumulated on major military programs for which the Company was selected and for which subsequent to its selection, the likelihood of success was significantly reduced.

8.4.7 EXIT FROM THE DORNIER 328J PLATFORM

During the third quarter, CAE elected to exit the provision of training services for Dornier 328 Jet (Do328J) aircraft. Accordingly, CAE sold one Do328J FFS to Hainan Aviation Training Education Company Ltd., a subsidiary of Hainan Airlines in China, sold one Do328J simulator to PANAM International Flight Academy (PAIFA) and assigned all its remaining Do328J clients to PAIFA. The above transactions, together with the write-down of the two remaining Do328J FFSs (and related spare parts) resulted in a net gain of $1.8 million.

8.4.8 ADDITIONAL ITC RECOGNITION FOR FY2000 TO FY2004

While ITCs are a normal, recurring part of CAE’s business, fiscal 2005 results were positively impacted by the recognition of additional ITCs totalling $14.2 million. This followed the completion of an audit by the tax authorities on the R&D expenditures claimed for fiscal 2000 to fiscal 2002 and Management’s change to the estimate (in light of the audit results) of ITCs recoverable for fiscal 2003 and fiscal 2004.

     Additional ITC adjustments in the first quarter of fiscal 2005 were included in the Segment Operating Income of SP/C and SP/M and amounted to $9.8 million and $4.4 million respectively.

8.4.9 TAX RECOVERIES

As indicated previously, the Company recorded additional benefits of $9.0 million in the fourth quarter of fiscal 2006 as a result of the reduction in valuation allowances on US NOLs and on other tax recoveries.

     During fiscal 2005, non-recurring items included the recognition of $23.5 million in tax assets from a reduction in the valuation allowance for net operating losses and for capital losses for income tax purposes in the US.

During fiscal 2004, the Company recognized a $4.4 million tax benefit related to the prior year’s tax loss in Australia. Management considers tax recoveries as non-recurring since they are not part of the day-to-day operations of the Company.

8.4.10 IMPAIRMENT CHARGE

During the third quarter of fiscal 2005, the Company initiated a comprehensive review of the performance results and strategic orientations of its business units. This strategic review revealed that several factors had severely and persistently affected mainly its then Civil segment (now SP/C and TS/C). Based on this review, the Company recorded a $443.3 million impairment charge as at December 31, 2004 (refer to the Company’s financial statements for fiscal 2005 for additional information).

CAE ANNUAL REPORT 2006 _ 39

8.5 GOVERNMENT COST-SHARING

To be able to respond to growth opportunities, CAE continues to invest in new and innovative technologies. In November 2005, CAE launched Project Phoenix, a $630-million, six-year R&D initiative, the goal of which is to improve current leading-edge technologies and to develop additional ones that will build on CAE’s position as a world leader in simulation, modelling and services.

     The Government of Canada has agreed, through Technology Partnerships Canada (TPC), to invest up to 30% ($189 million) of the value of CAE’s R&D program. In the past few years, the Company has also been involved with various other TPC projects on R&D programs involving visual systems and advanced flight simulation technology for civil applications and networked simulation for military applications. These investments are repayable through revenue-based royalties.

     The aggregate amount of funding received or receivable for Project Phoenix in fiscal 2006 is $17.3 million, based on costs incurred starting in June 2005, of which $13.5 million was recorded as a reduction of R&D expenses and $3.8 million against fixed assets or other capitalized costs.

During the same period, the Company has recorded royalty expenses amounting to $6.6 million on various other TPC projects. The following table provides information on funding and royalties for all programs:

(amounts in millions)	2006	2005	2004

TPC Funding
Phoenix	$17.3	$–	$–
Previous programs	7.5	10.8	13.9

Total TPC funding	$24.8	$10.8	$13.9
Amount capitalized	(3.8)	(0.9)	(4.4)

Amounts credited to income	$21.0	$9.9	$9.5
Royalty expense	(6.6)	(5.9)	(3.6)

Impact of TPC funding on earnings(1)	$14.4	$4.0	$5.9
Approximate impact of TPC funding on ITCs (25%)	(3.6)	(1.0)	(1.5)

Approximate pre-tax contribution of TPC funding to various R&D programs	$10.8	$3.0	$4.4

(1) The Company estimates that every $100 of net contribution it receives under various TPC programs reduces the amount of ITCs otherwise available by approximately $25 to $30.

     The above table does not reflect the additional level of R&D expenses that were incurred to secure the TPC funding. It should be noted that the Company must spend approximately $100 of eligible costs in order to attract approximately $30 in TPC funding.

9 CONSOLIDATED ORDERS AND BACKLOG

The Company’s consolidated backlog as at March 31, 2006 stood at $2.5 billion, slightly below its level at the beginning of the year. During the year, new orders added to the backlog amounted to $1.2 billion, which were offset by $1.1 billion in revenue generated from backlog (book-to-sale ratio or 1.12x) and by negative foreign exchange movements. The strengthening of the Canadian dollar relative to the Euro, US dollar and British pound over the period has, as at March 31, 2006 and subject to future currency fluctuations before contract completion, diminished the Canadian dollar value of CAE’s consolidated backlog by $176.2 million. The following table provides a continuity of the Company’s backlog since April 1, 2003.

CONSOLIDATED BACKLOG CONTINUITY SCHEDULE

(amounts in millions)	2006	2005	2004

Backlog, beginning of period	$2,504.7	$2,292.4	$2,135.7
+ Orders for the period	1,238.7	1,342.6	1,169.3
- Revenue for the period	(1,107.2)	(986.2)	(938.4)
+/- Adjustments (mainly FX)	(176.2)	(144.1)	(74.2)

Backlog, end of period	$2,460.0	$2,504.7	$2,292.4

Further details are provided in the Segmented Results section.

40 _ CAE ANNUAL REPORT 2006

10 SEGMENTED RESULTS

Effective April 1, 2005, following the reorganization, CAE began reporting financial results on a newly segmented basis — distinguishing between products and services sold to military and civilian markets — to reflect the way that the business is now being managed.

The Company changed its internal organization structure such that operations are now reported in four segments:

(i)	Simulation Products/Civil (SP/C): Designs, manufactures and supplies civil flight simulation training devices and visual systems

(ii)	Simulation Products/Military (SP/M): Designs, manufactures and supplies advanced military training products for air, land and sea applications

(iii)	Training & Services/Civil (TS/C): Provides business and commercial aviation training and related services

(iv)	Training & Services/Military (TS/M): Supplies military turnkey training and operational solutions, support services, life extensions, systems maintenance and modelling and simulation solutions

Due to this change, the corresponding items of segment information from earlier periods have been presented to conform to the new internal organization.

     The profitability measure employed by Management for making decisions about allocating resources to segments and assessing segment performance is Segment Operating Income (refer to Section 6 for more details). The SP/C and the SP/M segments operate under an integrated organization that substantially shares all engineering, development, global procurement, program management and manufacturing functions. Transactions between operating segments are mainly simulator transfers from the SP/C segment to the TS/C segment that, while done at fair market value for tax purposes, are recorded at cost for financial reporting purposes. The method used for the allocation of assets jointly used by operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable; otherwise, the allocation is made on a proportion of each segment’s cost of sales.

Simulation products

The Simulation Products segments consist of the businesses related to the design, manufacture and supply of FFS and other synthetic training equipment for both civil and military applications, including the visual components (e.g., CAE Tropos® and CAE Medallion™ 6000), the provision of post-sales support services and updates for civil market customers, the development and commercialization of the CAE Simfinity® suite of flight training devices, and the development of such software packages as CAE NeTTS™ (Networked Tactical Training Solutions), CAE STRIVE®, Terra Vista™, and others.

     Simulation Products’ objective, which is carried out through its two segments, is to consolidate its development and production activities, including engineering, manufacturing, program management and global procurement. Its immediate focus is to substantially reduce the costs associated with manufacturing simulation equipment intended both for sale to third parties and for installation in the Company’s global network of training centres. CAE expects to improve its lead time, cost, quality and reputation for performance and technological excellence through continued operational improvements and investment in R&D programs.

10.1	SIMULATION PRODUCTS/CIVIL

10.1.1	NATURE OF OPERATIONS

The SP/C segment designs, manufactures and supplies flight simulators, visual systems and associated services (such as support and updates) to the civilian aviation industry. This segment also encompasses the development of CAE’s capabilities in simulation-based interactive learning, including its leading-edge CAE Simfinity® system. Pilots using the CAE Simfinity® training system are able to practice landing, takeoff and taxiing under different weather conditions in hundreds of airports worldwide. SP/C’s manufacturing facility is located in Montreal, Canada.

     The Company builds civil simulators for all categories of aircraft, including those built by Airbus, Boeing, Bombardier, Cessna, Dassault, Embraer, Gulfstream and Raytheon. CAE also builds simulators for civil helicopters, including models by Agusta-Westland, Bell Helicopter and Sikorsky. The equipment demand is driven mainly by the introduction of new aircraft platform types and in-production aircraft deliveries. Since its inception, CAE has taken orders for more than 500 FFSs and flight training devices from over 110 commercial airlines, aircraft manufacturers and external training centres in 38 countries. With 60 years of experience in designing and manufacturing FFSs, CAE has established longstanding relationships with leading commercial airlines throughout the world. According to the annual publication Flight International Civil Simulator Census (last published in April 2006) and its more current version found at www.flightinternational.com, CAE has supplied 45% of the installed base of civil FFSs and has won in average 67% market share of completed orders for civil FFSs since 1990.

CAE ANNUAL REPORT 2006 _ 41

10.1.2 FINANCIAL RESULTS – HISTORICAL PERSPECTIVE
SP/C FINANCIAL RESULTS FOR THE FISCAL YEARS ENDED MARCH 31

(amounts in millions, except operating margins and FFS deliveries)		2005	2004	2003

Revenue		$213.4	193.0	270.9
Segment Operating Income		$7.8	10.7	85.2
Operating margins	%	3.7	5.5	31.5
Depreciation and amortization		$12.1	13.7	12.1
Capital expenditures		$10.9	13.4	10.6
Backlog		$273.5	197.8	225.8
FFS deliveries(1)		11	19	36
- Internal		3	5	20
- External		8	14	16

(1)	Yearly FFS deliveries are provided as an indication of volume going through SP/C’s production unit over time. Since CAE’s revenue from contracts for the development and production of flight simulators is recognized using the percentage-of-completion method, there may not be a direct relationship between the number of FFS delivered and the revenue recognized.

     Fiscal 2003 witnessed a decline in civil equipment and support services activities, reflecting the then state of the commercial aviation market that was affected by world events such as the terrorist attacks of September 2001, the war in Iraq and the SARS epidemic. With $270.9 million in revenue, fiscal 2003 saw a decline of approximately 40% from the previous two fiscal years when the aerospace market had reached its peak and revenue was over $440 million. Strong backlog with higher profitability due mainly to high volume orders from North American legacy carriers and a weaker Canadian dollar in fiscal years 2001 to 2003 led to operating margins in the range of 30%.

     SP/C continued to suffer in fiscal 2004 from continuing difficulties in the civil aerospace market, which resulted in severe competition and downward pricing pressure. In addition, a large number of airlines were in financial difficulty, resulting in a reduction of size of the addressable market. Operating margins decreased significantly as a result of the appreciation of the Canadian dollar and the decrease in the then higher margin North American revenues. The revenue mix shifted towards the Asian market where margins were much tighter. In addition, the number of FFSs delivered in fiscal 2004 fell from 36 in fiscal 2003 (20 internal and 16 external) to 19 (5 internal and 14 external), resulting in higher unit production costs.

     Although it was able to replenish its backlog in fiscal 2005, SP/C witnessed continued competitive pressure in the market, which adversely impacted its operating margins. In addition, negative foreign exchange impacts combined with higher manufacturing costs resulted in a further decline of operating margins with only 11 (3 internal and 8 external) FFS deliveries in the fiscal year.

     The increase in capital expenditures in fiscal 2004 was mainly due to CAE’s Simfinity® product development costs being capitalized and amortized over a period not exceeding five years starting in fiscal 2005 when the product was deployed.

     Backlog steadily decreased to reach a low of $197.8 million in fiscal 2004 from nearly $500 million in fiscal 2002, with order intake reaching a low of 11 FFSs in fiscal 2003. Thereafter, the number of FFSs awarded to SP/C increased to 16 FFSs ordered in fiscal 2004 and 17 in fiscal 2005.

10.1.3 FINANCIAL RESULTS – CURRENT
SP/C FINANCIAL RESULTS

(amounts in millions,
except operating margins and FFS deliveries)		FY2006	FY2005	Q4-2006	Q3-2006	Q2-2006	Q1-2006	Q4-2005

Revenue		$257.0	213.4	78.0	63.0	55.8	60.2	54.2
Segment Operating Income		$30.2	7.8	9.3	10.4	3.4	7.1	(2.5)
Operating margins	%	11.8	3.7	11.9	16.5	6.1	11.8	–
Depreciation and amortization		$11.3	12.1	2.2	1.7	5.3	2.1	4.1
Capital expenditures		$5.7	10.9	2.5	2.0	1.0	0.2	3.4
Backlog		$284.4	273.5	284.4	312.3	280.3	276.7	273.5

FFS deliveries(1)		19	11
- Internal		1	3
- External		18	8

(1)	Yearly FFS deliveries are provided as an indication of volume going through SP/C’s production unit over time. Since CAE’s revenue from contracts for the development and production of flight simulators is recognized using the percentage-of-completion method, there may not be a direct relationship between the number of FFS delivered and the revenue recognized.

     For the three-month period ended March 31, 2006, SP/C revenue amounted to $78.0 million, a quarter-over-quarter (sequential) increase of $15.0 million or 24%. On a year-over-year basis, revenue increased by 44% or $23.8 million. The sequential and year-over-year increases both result from increases in order intake earlier in the year as well as during the fourth quarter.

     For fiscal 2006, revenue reached $257.0 million, increasing $43.6 million or 20% over the same period last year resulting from the increase in production levels.

42 _ CAE ANNUAL REPORT 2006

     Segment Operating Income for the three months ended March 31, 2006 amounted to $9.3 million, a sequential decrease of $1.1 million or 11%. On a year-over-year basis, Segment Operating Income increased by $11.8 million from a $2.5 million loss in the same quarter last year. The sequential decrease is attributable mainly to a lower net contribution of Project Phoenix (since the third quarter contribution was reflecting the retroactive effect of the program) together with higher amortization of certain deferred development costs. The year-over-year increase is mainly attributable to improved program execution and increased synergies. This was offset somewhat by increased non-cash expenses as a result of the Company’s decision to further accelerate the amortization of development costs related to image generators.

     For fiscal 2006, Segment Operating Income was $30.2 million (11.8% of revenue) compared with $7.8 million (3.7% of revenue) for fiscal 2005. These increases were attributable mainly to the benefits of the Restructuring Plan combined with the effect of the improved business environment. The year-over-year increase would have been even higher without appreciation of the Canadian dollar and the recognition of additional investment tax credits (ITC) related to fiscal 2000 to fiscal 2004 which increased SOI by $9.8 million in the first quarter of fiscal 2005.

     The capital employed for SP/C as at March 31, 2006 was negative $37.7 million compared to positive $30.4 million as at March 31, 2005. The decrease is mainly attributable to a shorter cycle time, a more dynamic management of working capital and a change in the mix of orders resulting in increased deposits on contracts and an increase in trade accounts payable and accruals.

10.1.4 BACKLOG
SP/C BACKLOG CONTINUITY SCHEDULE
FISCAL YEARS ENDED MARCH 31

(amounts in millions)	2006	2005	2004

Backlog, beginning of the year	$273.5	$197.8	$225.8
+ Orders for the period	284.4	290.1	213.5
- Revenue for the period	(257.0)	(213.4)	(193.0)
+/- Adjustments (mainly FX)	(16.5)	(1.0)	(48.5)

Backlog, end of the year	$284.4	$273.5	$197.8

     Backlog as at March 31, 2006 stood at $284.4 million, which represented an increase of $10.9 million from the same period last year, achieved while absorbing the negative impact of a stronger Canadian dollar over the period and a shorter cycle.

During the fourth quarter, SP/C was awarded the following contracts:

  One ARJ21 FFS to AVIC 1 Commercial Aircraft Co. (ACAC)
  One A320 FFS to Zhuhai Flight Training Centre
  One B737 NG FFS to Zhuhai Flight Training Centre
  One A330 FFS to Zhuhai Flight Training Centre

This brings the actual order intake for fiscal 2006 to 21 FFSs.

10.1.5 OUTLOOK

Management recognized positive signs in the civil aviation market during the later part of calendar 2005, as traffic levels and aircraft deliveries maintained their growth trend, which continued in the first quarter of calendar 2006. This is expected to lead to continued growth in aircraft deliveries in calendar 2006. However, the soaring price of fuel is creating some uncertainty since it has a material impact on the profitability of the airline industry.

     In calendar 2006, the emerging Asia-Pacific and Middle Eastern markets are expected to continue driving the majority of demand for FFSs, as these regions continue to experience robust air traffic growth due to above average Gross Domestic Product (GDP) growth and increased liberalization of air policy.

     In the mature North American and European markets, airlines are being affected by high fuel costs and intense domestic competition, which Management expects will continue to limit their capital spending in calendar 2006. The equipment demand in these markets will be driven mainly by the introduction of new platform types (e.g., Airbus A380, Embraer 170/190, Boeing 787) into airline fleets as part of fleet renewal programs and by the growth of low-cost airlines.

     SP/C’s operating margin of 11.8% for fiscal 2006 reflected improved execution across SP/C’s portfolio of projects resulting from the execution of the Restructuring Plan. In addition, SP/C benefited from the net contribution of Project Phoenix starting in Q3 of fiscal 2006. On the other hand, SP/C still sees continuing price pressure on the market with customers being extremely cost-conscious and new players trying to penetrate the market with aggressive pricing strategies. As a result, going into next fiscal year, Management believes this competitive pressure, combined with the strength of the Canadian dollar, is limiting SP/C’s ability to achieve operating margins realized during fiscal 2003 (31.5%) . However, in fiscal 2007, Management is committed to improving the average operating margin performance realized during 2006 (11.8%) .

CAE ANNUAL REPORT 2006 _ 43

10.2	SIMULATION PRODUCTS/MILITARY

10.2.1	NATURE OF OPERATIONS

The SP/M segment is a world leader in the design, manufacture and supply of advanced military training and mission-rehearsal equipment for flight, ground and sea applications.

     In step with the need for increased global security, the military simulation market is driven by several factors. Most importantly, the changing nature of warfare from symmetric to asymmetric has been driving increased cooperation among allies. This has led to the deployment of joint and coalition forces and created the need for more interoperability and joint-training capabilities, such as distributed mission training. The introduction of new weapon system platforms as well as the upgrade and life extension of existing weapon system platforms has also had a direct impact on the military simulation market. Finally, more militaries and governments are shifting to a greater use of simulation in training programs due to improved realism, significantly lower costs, and less risk compared to operating the actual weapon system platform. All these factors lead to a military simulation marketplace that offers significant opportunities for growth.

     With CAE’s breadth and depth of technology solutions and training systems integration capabilities, SP/M is well positioned to capitalize on international military programs in North America, Continental Europe, UK, Australia, Asia and the Middle East. By continuing to strategically team and collaborate with key original equipment manufacturers (OEMs) and lead systems integrators both locally and abroad, SP/M will continue to develop its strong position in the global military simulation equipment market.

SP/M’s facilities are located in Montreal, Canada; Tampa, US; Burgess Hill, UK; Stolberg, Germany and Silverwater, Australia.

10.2.2 FINANCIAL RESULTS – HISTORICAL PERSPECTIVE
SP/M FINANCIAL RESULTS FOR
THE FISCAL YEARS ENDED MARCH 31

(amounts in millions, except operating margins)		2005	2004	2003

Revenue		$278.9	291.8	290.9
Segment Operating Income		$26.4	28.5	59.2
Operating margins	%	9.5	9.8	20.4
Depreciation and amortization		$9.4	8.8	8.5
Capital expenditures		$4.4	3.5	9.7
Backlog		$511.3	471.4	516.9

     Fiscal 2003 was an unusual year for SP/M, resulting from strong efficiency in program execution, particularly towards the later stage of completion of several repeat simulators, engineering upgrades, as well as the achievement of two early delivery bonuses earned on some programs.

     In fiscal 2004, program margins returned to a more normalized level. The appreciation of the Canadian dollar adversely impacted revenue and operating margins, while operating margins were further impacted by low margins on some specific programs in Europe where CAE, albeit acting as the prime contractor, had sub-contracted a large portion of its work share to meet industrial requirements (local content). In addition, SP/M incurred significant bid costs on major programs, both in Europe and North America.

     In fiscal 2005, revenue and operating margins were further adversely impacted by foreign exchange movements, while a significant portion of the decrease in revenue resulted from delays in meeting specific milestones on the German Night Time Flying (NTF) program, which had made a major contribution to revenue in fiscal 2004. SP/M also reduced its selling and marketing expenses and was able to recognize $4.4 million in additional ITCs.

     A strong order intake of $328 million in fiscal 2005 led to SP/M backlog returning to previous levels after experiencing a slight decrease in fiscal 2004.

10.2.3 FINANCIAL RESULTS – CURRENT
SP/M FINANCIAL RESULTS

(amounts in millions, except operating margins)	FY2006	FY2005	Q4-2006	Q3-2006	Q2-2006	Q1-2006	Q4-2005

Revenue	$ 327.4	278.9	77.5	82.8	94.4	72.7	80.5
Segment Operating Income	$27.7	26.4	6.9	6.3	9.7	4.8	8.8
Operating margins	% 8.5	9.5	8.9	7.6	10.3	6.6	10.9
Depreciation and amortization	$13.8	9.4	5.9	3.1	3.0	1.8	2.2
Capital expenditures	$6.0	4.4	3.0	1.1	1.6	0.3	0.8
Backlog	$ 540.5	511.3	540.5	453.0	493.1	535.1	511.3

     For the three months ended March 31, 2006, SP/M revenue amounted to $77.5 million for a quarter-over-quarter (sequential) decrease of $5.3 million or 6% and a year-over-year decrease of $3.0 million or 4%. Both the sequential and year-over-year decreases are mainly attributable to a lower production level in the quarter. In addition, the year-over-year decrease was further impacted by negative foreign exchange variances and the translation of foreign denominated revenues (mainly from the Euro and the US dollar).

     Revenue for fiscal 2006 increased by 17% to $327.4 million for a year-over-year increase of $48.5 million. The increase is primarily due to the start of production of the new NH90 program in Europe, together with the impact of the integration of Terrain Experts Inc. (Terrex). There has also been an increase in production level due to a higher amount of orders in the latter part of fiscal 2005. Partially offsetting the increase

44 _ CAE ANNUAL REPORT 2006

in volume are negative foreign exchange impacts and the translation of foreign denominated revenues (particularly from the Euro and the US dollar).

     Segment Operating Income for the three months ended March 31, 2006 amounted to $6.9 million (8.9% of revenue), compared to $6.3 million (7.6% of revenue) in the previous quarter and $8.8 million (10.9% of revenue) in the same quarter a year ago. The sequential increase is attributable mainly to a reduction in net R&D expenditure partially offset by higher amortization of certain deferred development costs. The year-over-year decrease is attributable mainly to the lower production level in the quarter combined with the net impact of the variance elements stated in the sequential analysis above.

     Segment Operating Income for fiscal 2006 increased by 5% to $27.7 million for a year-over-year increase of $1.3 million. The increase is attributable to higher revenue as mentioned above. SOI would have increased by 16% or by $4.1 million without the write-down of some deferred bid costs which reduced operating income by $1.5 million in the first quarter of fiscal 2006 and without the recognition of additional ITCs related to fiscal 2000 to fiscal 2004, which increased operating income by $4.4 million in the first quarter of fiscal 2005.

     The capital employed for SP/M as at March 31, 2006 was $49.3 million compared to $118.5 million as at March 31, 2005. The decrease is primarily a result of lower non-cash working capital mainly due to lower accounts receivable and increased trade accounts payable and accruals.

10.2.4 BACKLOG
SP/M BACKLOG CONTINUITY SCHEDULE
FISCAL YEARS ENDED MARCH 31

(amounts in millions)	2006	2005	2004

Backlog, beginning of the year	$511.3	$471.4	$516.9
+ Orders for the period	364.4	328.2	284.1
- Revenue for the period	(327.4)	(278.9)	(291.8)
+/- Adjustments (mainly FX)	(7.8)	(9.4)	(37.8)

Backlog, end of the year	$540.5	$511.3	$471.4

Backlog as at March 31, 2006 stood at $540.5 million, which represents an increase of $29.2 million from the same period last year. Orders in the fourth quarter of fiscal 2006 amounted to $153.6 million and include the following:

  One A330 Multi-Role Tanker Transport (MRTT) aircraft simulator for the Royal Australian Air Force
  Three C-130J/KC-130J weapons systems trainers for the US Air Force (USAF) and US Marine Corps (USMC)
  One MH-60S operational flight trainer (OFT) for the US Navy
  Two C-295 FFSs, one for the Brazil Air Force and one for EADS CASA’s training centre in Seville, Spain
  An upgrade to a P-3C OFT and a spares and support package for the US Navy

     The level of orders received during the fourth quarter ($153.6 million) compared to the level received for the entire year ($364.4 million) clearly demonstrate the irregular nature of the military business segment.

In addition to the above, significant orders for fiscal 2006 comprise the following:

  Work for NH90 full-mission simulators for the German long-term training service contract
  Upgrade of a P-3C Orion operational flight trainer (OFT) for the German Navy
  Tactical training capability upgrades to the Royal Australian Air Force (RAAF) C-130J and C-130H simulators

10.2.5 OUTLOOK

SP/M’s commitment to customer satisfaction, leading-edge technology development and operational excellence continue to resonate with military customers and Original Equipment Manufacturers (OEMs) around the world.

     SP/M intends on continuing with its proven strategy of establishing closer relationships with key prime contractors and OEMs. In this vein, it has recently established a very successful and strategic cooperation agreement with EADS CASA, Spain’s leading aerospace company, which has named CAE as its preferred provider of C-295 aircraft training systems. As part of this agreement, SP/M will build on its delivery of C-295 training equipment in Brazil and Seville and be an integral part of the CASA team that offers the C-295 solution globally. SP/M’s recent win in the Australian Tanker program, also an integral part of its relationship with EADS CASA, positions SP/M favourably for a number of upcoming Tanker opportunities worldwide. CAE also continues to expand its relationship with Israel Aircraft Industries (IAI) to develop solutions for embedded training as well as for live and integrated virtual training. CAE will continue to hold ongoing discussions with various OEMs to establish relationships for the provision of training equipment for key platforms.

     As part of the largest R&D program in CAE’s history, Project Phoenix, SP/M remains committed to introducing new products and services that enhance its reputation as a technology leader. A strategic priority is to continue to bring innovative products and simulation-based solutions to market. An example of such technology is the new CAE Medallion™ 6000 high-fidelity visual system, which has been declared ready for training in record time on a Tornado simulator by the German Air Force. CAE-owned TERREX recently released a new software product called A-Terrain Extreme that will address customer requirements for an affordable 3-D database creation tool for intelligence visualization, geographical information system visualization and game development. Through the ongoing enhancement of current leading-edge technologies and the development of new simulation-based solutions, SP/M maintains its position as a world leader in modelling and simulation.

CAE ANNUAL REPORT 2006 _ 45

     SP/M’s track record and ability to innovate and introduce new technology on leading platforms, such as the NH90, bodes well for the future and on SP/M’s ability to position itself as a partner of choice for new and evolving aircraft platforms.

Training & Services

In the general category of Training & Services, CAE offers a wide range of services to its customers. These range from pilot, maintenance technician and crew member training to technical services, support training in engineering and maintenance, consulting in modelling and simulation and training centre design and operation.

10.3	TRAINING & SERVICES/CIVIL

10.3.1	NATURE OF OPERATIONS

The TS/C segment provides business, regional and commercial aviation training for pilots, maintenance technicians and flight crews. CAE is the world’s second largest independent provider of training services; it operates training centres on four continents and has an installed base of 108 FFSs as at March 31, 2006. CAE intends to selectively continue to expand its global network in strategic locations with high-growth potential.

     The TS/C segment provides tailored training services ranging from fully-integrated programs characterized by courses given by CAE training instructors and simulation hours (wet training) to solutions where CAE is providing the simulator facility and training device and the customer provides the instructor (dry training). The training services are offered to each of these three sectors: business, regional and commercial.

     The TS/C segment’s activities are affected by the seasonality of the industry. In times of peak travel (such as holidays), airline pilots are generally occupied flying aircraft rather than attending training sessions. The converse also holds true – slower travel periods tend to be more active training periods for pilots. Therefore, the Company has historically experienced greater demand for training services in the first and fourth quarters of the fiscal year and lower demand during the second and third quarters.

     The Company’s practice is to endeavour to secure numerous long-term training agreements with commercial, regional and business aircraft operators prior to establishing a new training centre. CAE’s customers at the commercial aviation training centres include major, low-cost and regional airlines that elect to outsource some or all of their flight crew training, whether on a wet or dry basis. The business aviation training centres are used by more than 3,000 customers who tend to use third-party training centres as their primary source for simulation training. CAE will continue to execute its pilot training strategy, with the focus on ramping up utilization and increasing yield (through enhanced service offerings) in its training centres.

10.3.2 FINANCIAL RESULTS – HISTORICAL PERSPECTIVE
TS/C FINANCIAL RESULTS FOR
THE FISCAL YEARS ENDED MARCH 31

(amounts in millions, except operating margins, FFSs deployed and RSEUs)		2005	2004	2003

Revenue		$306.8	268.8	246.2
Segment Operating Income		$39.8	28.3	30.4
Operating margins	%	13.0	10.5	12.3
Depreciation and amortization		$45.3	40.3	39.2
Capital expenditures		$100.6	68.3	201.5
Backlog		$829.6	823.5	651.3
FFSs deployed		105	102	89
RSEUs		98	96	N/A

     In fiscal year 2003, CAE achieved significant growth in revenue from training operations, reflecting the benefits of the acquisitions made in fiscal 2002 (Schreiner in August 2001 and SimuFlite in December 2001). The network of installed base simulators grew by 50% from the previous year.

     In fiscal 2004, revenue growth was attributable to an increase in the number of simulators deployed in the Company’s network and to an increase in capacity utilization in the latter part of the year. Operating margins, when compared to fiscal year 2003 and fiscal year 2005, were negatively impacted by the financial difficulties and ongoing restructuring of some of the North American airline operators, the SARS epidemic and the movement in exchange rates. Capital expenditures were constrained in 2004 following the significant expansion and addition to CAE’s network between 2001 and 2003.

     Although fiscal year 2005 remained a challenging year for the civil aviation industry, Segment Operating Income growth outpaced revenues. This was driven by the addition of the CAE-Iberia training centres in Madrid, Spain, and to additional FFSs in the Dubai training facility, which more than offset the lease expenses associated with the Company’s ongoing sale and leaseback program. During the year, CAE and Dassault Aviation signed a contract that made CAE the exclusive provider of entitlement training for the new Falcon 7X aircraft. Entitlement training is the initial training provided by an aircraft manufacturer upon the purchase of its aircraft. As part of this agreement, CAE is developing two Falcon 7X FFSs and a comprehensive training program that will incorporate CAE Simfinity® training technology. The TS/C network grew from an installed base of 102 FFSs at the end of fiscal year 2004 to 106 at the end of 2005 and revenue simulator equivalent units (RSEUs) from 88 to 98 for the same periods. Capital expenditures increased in fiscal year 2005 due primarily to the award of the Dassault programs.

46 _ CAE ANNUAL REPORT 2006

10.3.3 FINANCIAL RESULTS – CURRENT
TS/C FINANCIAL RESULTS

(amounts in millions, except operating margins,
FFSs and RSEUs)		FY2006	FY2005	Q4-2006	Q3-2006	Q2-2006	Q1-2006	Q4-2005

Revenue		$322.3	306.8	81.1	78.0	79.4	83.8	79.4
Segment Operating Income		$57.9	39.8	15.1	14.3	11.6	16.9	13.3
Operating margins	%	18.0	13.0	18.6	18.3	14.6	20.2	16.8
Depreciation and amortization		$43.3	45.3	10.7	11.8	10.3	10.5	10.4
Capital expenditures		$87.5	100.6	21.3	41.0	14.3	10.9	10.2
Backlog		$809.0	829.6	809.0	805.2	830.4	831.7	829.6

FFSs deployed		108	105
RSEUs		98	98

     For the three-month period ended March 31, 2006, TS/C revenue amounted to $81.1 million, a quarter-over-quarter (sequential) increase of $3.1 million or 4%. The sequential increase is attributable mainly to a strong overall demand in most of our training centres, despite the revenue impact associated with the relocation of assets in Europe and the closure of the Maastricht training centre. It should be noted that the strong demand during the quarter also compensated for the continuing appreciation of the Canadian dollar over major operating currencies.

     The TS/C segment generated over 94% of its revenue and operating income in currencies other than the Canadian dollar (approximately 66% in US dollars and 27% in Euro). Most of the operating costs were incurred in the same currency in which the revenue is earned, which mitigated a significant portion of the foreign exchange impact on the operating margin. Accordingly, the net revenue and operating income, when converted into Canadian dollars, were subject to fluctuation but the operating margin percentage remained generally unaffected by foreign exchange.

     On a year-over-year basis, revenue increased by 2% from $79.4 million for the fourth quarter of fiscal 2005 to $81.1 million. Average RSEUs for the quarter was 95 FFSs compared to 99 FFSs for the same period last year. The loss of four RSEUs is partly attributable to the relocation of assets during the quarter and the removal of some assets from CAE’s network (see Section 5 for further information). Notwithstanding the strong Canadian dollar and the fact that TS/C had four fewer RSEUs, the year-over-year improvement further highlights the increase in training conducted by clients in the Company’s training network fuelled by the robust business and commercial aviation market. For fiscal 2006, revenues increased by 5% to $322.3 million, an increase of $15.5 million over last year. This increase in revenue is mainly attributable to our ongoing strategy of converting customers from dry to wet training and the improved business environment in almost all the areas serviced by our training facilities. The revenue growth is even more significant in view of all the ongoing restructuring activities, FFS relocations and the consolidation of our operation in Europe. This is further highlighted by the fact that, on a RSEU basis, the Company had on average the same number of performing assets this year as last year.

     Segment Operating Income for the fourth quarter amounted to $15.1 million (18.6% of revenue), compared to $14.3 million (18.3% of revenue) in the third quarter. The third quarter benefited from a non-recurring gain of $1.8 million on the exit of the Dornier 328 Jet training market. The increase in revenue and operating margins were primarily due to higher revenue volume as well as to the factors mentioned above.

     Compared to the fourth quarter of last year, the Segment Operating Income increased by $1.8 million or 14%. The year-over-year improvement was due to various elements, including the above-mentioned increased level of activity. The benefits discussed above were partially offset by the strengthening of the Canadian dollar vis-à-vis the US dollar and the Euro.

     For fiscal year 2006, Segment Operating Income reached $57.9 million (18.0% of revenue) compared with $39.8 million (13.0% of revenue) for the same period last year. The year-over-year improvement is attributable mainly to strong demand, the improved operational efficiencies and the benefit of the Restructuring Plan.

     Capital expenditures amounted to $21.3 million for the fourth quarter and $87.5 million for the twelve months ended March 31, 2006 and are related to the ongoing investment required for the Dassault Falcon 7X training program, the buy-back of an operating lease on an FFS deployed in our network and a number of upgrades being conducted in the network.

The capital employed for TS/C as at March 31, 2006 was $614.9 million compared to $591.1 million as at March 31, 2005.

10.3.4 BACKLOG
TS/C BACKLOG CONTINUITY SCHEDULE
FISCAL YEARS ENDED MARCH 31

(amounts in millions)	2006	2005	2004

Backlog, beginning of the year	$829.6	$823.5	$651.3
+ Orders for the period	346.9	377.4	448.7
- Revenue for the period	(322.3)	(306.8)	(268.8)
+/- Adjustments (mainly FX)	(45.2)	(64.5)	(7.7)

Backlog, end of the year	$809.0	$829.6	$823.5

     The order intake for the fourth quarter of fiscal 2006 amounted to $78.4 million. The backlog was reduced by about 5% by exchange rate fluctuations of $45.2 million during fiscal 2006.

CAE ANNUAL REPORT 2006 _ 47

     During the fourth quarter of fiscal 2006, TS/C was awarded a number of contracts that will increase its training presence in the Asia / Middle East market. The CAE China Southern Airlines joint venture in Zhuhai announced that it ordered three new FFSs from CAE that will be housed in a new six-simulator bay building.

     During fiscal year 2006, TS/C was awarded training contracts from over 1,000 new customers for a total contract value in excess of $55 million and was able to generate more than $311 million orders from existing customers.

10.3.5 OUTLOOK

The year 2006 was a very busy year for TS/C as a number of initiatives were being conducted at the same time. The consolidation and restructuring activities are progressing, the expansion or construction of four training centres was approved, the new ERP system for TS/C is being implemented and we have formally launched our new technical services capabilities.

     As fiscal 2006 ended, Management continued to see strong demand in the aviation-training market that is being driven mainly by worldwide passenger traffic growth and increased deliveries of both commercial and business aircraft, all of which results in pilot hiring and more need for training. For fiscal 2007, Management expects equally strong demand in the commercial and business aviation markets. However, projections of high fuel costs and continued intense competition with the emergence of start-ups and low-cost carriers will continue to put pressure on commercial airlines worldwide, with operators in the Americas and Europe likely to be more affected. Aircraft OEMs in both the business and commercial aviation segments continue to offer a good mix of proven and new platforms. In the 50-seat regional jet segment, projections point to a difficult market that will likely see an adjustment. While demand for training solutions and services should be strong overall, Management does not expect any significant improvements in training rates in these markets. With the current high price of fuel and intense competition, airlines will continue to maintain a tight grip on cost reduction. Historical trends show that, when the civil aviation industry emerges from a down cycle, as it is the case here, new entrants emerge in the commercial training business, resulting in a healthy competitive pricing environment.

     Management anticipates strong commercial airline training demand in CAE’s European, Asian, Indian and South American operations, as the majority of new aircraft orders are focused in these regions and because there is a current pilot shortage in Asia, India and the Middle East. The commercial aviation industry as a whole has projected severe pilot shortages which could persist into the next decade and affect all regions worldwide.

     With the restructuring activities in their final phases, Management feels that the segment is now in a position to fully capitalize on attractive business opportunities and to make strategic investments either alone or with partners in growing markets. As an early entrant into China, the Middle East and South East Asia, CAE is witnessing the payoff of such an initiative as demonstrated by several announcements in fiscal 2006 regarding the various types of expansions to our existing training facilities in those regions. This, along with the launch of new technical and training delivery services should position us well to capitalize on future growth opportunities. In the business aviation segment, CAE’s growth strategy to increase its coverage of in-production aircraft, strategic partnerships with OEMs on new aircraft platforms, and the strategic positioning of business aviation training solutions in three new locations worldwide (Dubai [UAE], Burgess Hill [UK], and New Jersey [US]) will allow CAE to benefit from the projected growth in business aviation training.

     Management continues its focus on productivity and has progressed well into its next phase of the Six Sigma management methodology with the conclusion and implementation of the first nine process-improvement projects. Additionally, the strategic aspects of Six Sigma implementation continues with the integration of Regulatory Compliance, Business Process/System Management, Risk Management and Continuous Improvement activities into a systematic approach designed to achieve operational excellence. The projected savings from the first nine projects have justified the effort and a second wave will follow.

     In support of CAE’s fiscal 2006 Restructuring Plan, CAE will complete the redeployment of a number of simulators to better position its assets for client access and optimal utilization and revenue generation. Management has projected that the downtime associated with the relocation will likely impact the number of RSEUs available for training in a given quarter, thereby possibly negatively impacting that quarter’s revenue from a year-over-year perspective. After completion of the redeployment of the assets, Management expects that the potential revenue impact associated with the relocation will be quickly offset by new revenue opportunities due to the optimization of the positioning of the assets.

10.4	TRAINING AND SERVICES/MILITARY

10.4.1	NATURE OF OPERATIONS

Ongoing military training and services operations in North America, Europe, Australia and other parts of the world continue to generate steady revenues for TS/M. CAE’s TS/M provides its customers with turnkey training services and a full range of training support services from over 60 locations around the globe. Services range from training of pilots, maintenance technicians and crew members to technical services, support training in engineering and maintenance, modelling and simulation consulting, and training centre design and operation.

     Today’s military forces are under constant pressure to reduce operating costs, improve performance, and above all, maintain a high state of readiness. With limited financial and human resources, meeting these challenges is increasingly difficult. Over the past decade, there has been a growing trend in the military community to outsource a variety of training services. This outsourcing can range from a complete, turnkey training operation to the outsourcing of simulator and academic instruction, courseware development, simulator maintenance and logistics support.

     TS/M is uniquely qualified to handle all training service needs and has been a leader in providing state-of-the-art training and support across the entire range of combat skills. TS/M has a range of experience and capability, including delivery of a turnkey training service as evidenced by CAE’s Medium Support Helicopter Aircrew Training Facility (MSHATF) in the UK, the C-130 Training Centre in Tampa, Florida and soon with its partners, the NH90 training equipment and facilities at various sites in Germany and for Rotorsim in Sesto Calende, Italy.

48 _ CAE ANNUAL REPORT 2006

     CAE has traditionally applied its simulation technology and expertise to training services. However, simulation is an increasingly key part of the entire defence system lifecycle, and CAE has established a Professional Services division within TS/M to help customers apply simulation to analysis, design, research and experimentation applications. Our experts offer professional services in areas such as project management, human factors, capability engineering, modelling and simulation and emergency management. The establishment of the Professional Services division is consistent with the desire of defence forces to use more simulation not only for training but throughout the lifecycle of equipment and delivery platforms and weapon systems.

10.4.2 FINANCIAL RESULTS – HISTORICAL PERSPECTIVE
TS/M FINANCIAL RESULTS FOR
THE FISCAL YEARS ENDED MARCH 31

(amounts in millions, except operating margins)		2005	2004	2003

Revenue		$187.1	184.8	168.7
Segment Operating Income		$20.8	23.1	19.6
Operating margins	%	11.1	12.5	11.6
Depreciation and amortization		$8.0	5.9	5.5
Capital expenditures		$2.1	1.6	2.4
Backlog		$890.3	799.7	741.7

     Since fiscal 2002, when revenue was approximately $150 million, TS/M has experienced constant growth, reaching revenue of $187.1 million in fiscal 2005. Because of the long-term and recurring nature of the military service business, operating margins were relatively stable on an annual basis.

     However, in fiscal 2003, TS/M revenue and SOI were adversely impacted by foreign exchange. Although it witnessed the same trend in fiscal 2004, TS/M achieved strong performance in some Canadian and Australian programs. As has been the case for the Simulation Products/Military segment, TS/M incurred high bid costs for major programs in Europe and the US.

     In fiscal 2005, Helicopter Flight Training Services (HFTS), a consortium with three other major European defence contractors in which CAE has a 25% investment, was awarded a long-term NH90 training services contract by the German government, contributing to the replenishment of CAE’s TS/M backlog by y122.0 million.

10.4.3 FINANCIAL RESULTS – CURRENT
TS/M FINANCIAL RESULTS

(amounts in millions, except operating margins)		FY2006	FY2005	Q4-2006	Q3-2006	Q2-2006	Q1-2006	Q4-2005

Revenue		$200.5	187.1	47.7	52.8	50.7	49.3	48.6
Segment Operating Income		$19.1	20.8	3.3	8.4	5.4	2.0	4.2
Operating margins	%	9.5	11.1	6.9	15.9	10.7	4.1	8.6
Depreciation and amortization		$7.0	8.0	1.6	1.6	1.9	1.9	1.5
Capital expenditures		$30.9	2.1	15.5	1.5	7.4	6.5	0.1
Backlog		$826.1	890.3	826.1	797.8	829.4	904.0	890.3

     For the three months ended March 31, 2006, TS/M’s revenues amounted to $47.7 million, a quarter-over-quarter (sequential) decrease of $5.1 million or 10%. On a year-over-year basis, revenue decreased by $0.9 million or 2%. Both decreases are mainly attributable to negative foreign exchange impacts (approximately 25% of TS/M revenues are in US dollars, 20% in Euro and 30% in British pounds) partially offset by the integration of Greenley & Associates Inc., which was acquired last year and which specializes in modelling and simulation services.

     Revenue for fiscal 2006 increased by 7% to $200.5 million, a year-over-year increase of $13.4 million. The increase is a result of increased maintenance and support services, mainly on German and American bases, as well as the integration of Greenley & Associates Inc., partially offset by negative foreign exchange impacts as stated above.

     Segment Operating Income for the three months ended March 31, 2006 decreased by 61% from the previous quarter to $3.3 million. On a year-over-year basis, Segment Operating Income decreased $0.9 million or 21%. The sequential decrease is mainly due to lower revenue as explained above. The decrease is amplified by additional income in the third quarter of fiscal 2006 resulting from a cost recovery from the annual rate negotiations with the Canadian Government and a dividend received from a TS/M investment in the UK, both of which are part of the recurring business of TS/M but that does not come evenly quarter over quarter. The year-over-year decrease is mainly attributable to negative foreign exchange impacts as stated above.

     Segment Operating Income for fiscal 2006 was $19.1 million (9.5% of revenue) for a year-over-year decrease of $1.7 million from the $20.8 million (11.1% of revenue) posted last year. The decrease is mainly attributable to a $4.4 million write-down of deferred bid costs in the first quarter of fiscal 2006. Excluding non-recurring items, Segment Operating Income for the period would have amounted to $23.5 million (11.7% of revenue), an increase of $1.5 million over the same period a year ago. The increase is primarily due to higher revenue volume as well as to the factors mentioned in the above-described quarter variance analysis.

     Capital expenditures for the quarter amounted to $15.5 million and were mainly related to the building of training centres in Germany for the NH90 program and in Italy for Rotorsim, a joint venture between CAE and Agusta S.P.A.

CAE ANNUAL REPORT 2006 _ 49

     The capital employed for TS/M as at March 31, 2006 was $111.5 million compared to $75.0 million as at March 31, 2005. The increase was mainly due to increased capital expenditures as well as to lower deposits on contracts.

10.4.4 BACKLOG
TS/M BACKLOG CONTINUITY SCHEDULE
FISCAL YEARS ENDED MARCH 31

(amounts in millions)	2006	2005	2004

Backlog, beginning of the year	$890.3	$799.7	$741.7
+ Orders for the period	243.0	346.9	223.0
- Revenue for the period	(200.5)	(187.1)	(184.8)
+/- Adjustments (mainly FX)	(106.7)	(69.2)	19.8

Backlog, end of the year	$826.1	$890.3	$799.7

     Backlog as at March 31, 2006 stood at $826.1 million, which represented a decrease of $64.2 million from the same period last year. The decrease in backlog is explained by adjustments arising mainly from the negative foreign exchange impact on the backlog of all foreign locations, especially in the UK (the Burgess Hill and Benson locations) and Germany.

     The order intake for the fourth quarter of fiscal 2006 amounted to $69.8 million and mainly consisted of a Synthetic Environment Core (Se-Core) Database Virtual Environment Development contract for the US Army and a support services agreement for the A330 Multi-Role Tanker Transport (MRTT) simulator for the Royal Australian Air Force. In addition, since the beginning of fiscal 2006, TS/M received various training services orders from its C-130 training centre in Tampa, US, as well as maintenance and support services contracts in Germany, US and Canada.

10.4.5 OUTLOOK

Given the constraints on defence budgets and resources, governments and defence forces worldwide are increasingly scrutinizing their expenditures and looking for innovative ways to meet operational commitments while focussing resources on core capabilities. One such example is a growing trend to outsource or privatize training service provisioning as a cost-effectiveness means to accelerate training delivery. TS/M is actively involved in this area and continues to see a growing demand from defence forces to use synthetic training as the way to download training tasks from the actual aircraft into the simulators and as a way to enhance true mission rehearsal. While synthetic training will never completely replace live combat training, TS/M sees more militaries increasing the number of synthetic training hours as a way to replace or complement live training. TS/M continues to identify and pursue a range of training services opportunities as well as professional service opportunities.

     TS/M intends to use its leading-edge technology in the area of Common Database and Common Environment and the credibility boost it received from the recent strategic win of the US Army’s Synthetic Environment Core (SE-CORE) Database Virtual Environment Development to capture a significant portion of the growing mission-rehearsal market. The highly sought SE-CORE program requires TS/M to further evolve its common virtual environment technology so as to enable armies to seamlessly interoperate live and constructive training systems while allowing the sharing and re-use of complex and costly databases. As the partner of choice for the SE-CORE, TS/M will establish a state-of-the-art database production facility for the US Army in Orlando, Florida. This strategic contract also entails the exercise of an option for a further four centres. The experience and technology resulting from the successful execution of this service contract is positioning TS/M favourably in terms of the credibility it needs to pursue similar opportunities globally.

     TS/M is also focussed on growing its training support services business. TS/M’s ability to grow this business as a result of being the partner of choice for new aircraft platforms has been exemplified in the recent awarding of a five-year contract by the Commonwealth of Australia to provide the Royal Australian Air Force with training support services for the A330 Multi-Role Tanker Transport (MRTT). This service contract will become an integral part of the very successful Australian Defence Forces Aerospace Simulators (MSAAS) contract that TS/M has negotiated in Australia. This contract, recently recognized by Australian Defence Magazine as one of the top defence programs in Australia, has helped TS/M significantly increase its services business in Australia and serves as a model for similar opportunities elsewhere.

     TS/M continues to grow business revenue from its long-term training service contracts. These include contracts such as the Medium Support Helicopter Aircrew Training Facility (MSHATF) at Royal Air Force Base Benson in the UK as well as maintenance and service contracts that support almost all of the flight simulators of the German Armed Forces. The training service delivery at the MSHATF is indicative of the trend for militaries to use synthetic training for more distributed, mission-preparation training. The RAF now regularly conducts “Thursday War” exercises that involve the networking of various simulators and computer generated forces in mission scenarios. In a similar arrangement, TS/M is a key player in the consortium that will provide the German Armed Forces with NH90 helicopter training services over a 14.5 -year period beginning in 2008. TS/M’s position in this program is critical since TS/M expects several other NH90 training service opportunities to materialize globally over the next several years. Moreover, this summer, the CAE and Agusta consortium (known as Rotorsim) will begin training operations in Sesto Calende, Italy by offering comprehensive training on three different variants of the A109 helicopter. This consortium will also provide training for the very successful AW139 helicopter platform by year end. TS/M continues to win contracts for the provision of maintenance and support services for defence forces around the world. TS/M’s services business will continue to see solid revenue streams, including those from the instruction, maintenance and support services provided under the subcontract to Lockheed Martin for C-130 and C-130J training systems for the US Air Force as well as those from the operation of the US Air Force Predator UAV schoolhouse. CAE’s C-130 Training Centre in Tampa also continues to witness an increasing volume of business. The German Armed Forces awarded several contract extensions to TS/M for the ongoing provision of on-site maintenance and logistics support for flight

50 _ CAE ANNUAL REPORT 2006

simulation equipment, including a new contract to support the 12 helicopter simulators at the German Army Aviation School. In Canada, TS/M secured a three-year contract extension for the provision of first-level maintenance and logistics support for CC-130, CP-140, CH-146, and CF-18 simulators at Canadian Forces Bases across the country. All of these contracts will continue to provide a solid revenue stream for TS/M while providing the credibility and expertise needed to secure similar contracts globally.

     TS/M continues to actively seek teaming arrangements with various OEMs and service providers to ensure best-in-class solutions that offer the best value for training and service requirements. As militaries look to increase their use of synthetic training, CAE becomes an attractive partner because of its simulation products capability as well as training service delivery experience.

11 CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY

The Company managed its liquidity in a dynamic fashion and regularly monitors factors that could impact liquidity. The primary factors that affect liquidity include but are not limited to the following:

  Cash generated from operations, including timing of milestone payments, working capital management
  Capital expenditure requirements
  Scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions

11.1 CASH MOVEMENTS

Free cash flow for fiscal 2006 was $73.7 million, virtually unchanged from fiscal 2005. The following table provides information on the free cash flow generated by the Company:

CONSOLIDATED CASH MOVEMENTS

(amounts in millions)	2006	2005	2004

Cash provided by continuing operating activities
(before changes in non-cash working capital)	$155.0	$100.4	$101.7
Changes in non-cash working capital	81.2	85.6	(100.2)

Net cash provided by continuing operating activities	$236.2	$186.0	$1.5
Capital expenditures	(130.1)	(118.0)	(86.8)
Other capitalized costs	(22.7)	(14.0)	(21.5)
Cash dividends	(9.7)	(24.0)	(27.4)
Sale and leaseback financing	–	43.8	122.5

Free cash flow	$73.7	$73.8	$(11.7)
Other cash movements, net	12.0
Effect of foreign exchange rate changes on cash and cash equivalents	(7.6)

Net increase in cash before proceeds and repayment of long-term debt	$78.1

     For fiscal 2006, cash provided by continuing activities before the effect of changes in non-cash working capital was $54.6 million higher than fiscal 2005. Including the effect of changes in non-cash working capital, cash provided by continuing activities reached $236.2 million for the current fiscal year, representing a $50.2 million increase over last year. A focus on non-cash working capital management towards the end of fiscal 2005 helped the Company to generate $184.5 million more cash from continuing operations than was generated in fiscal 2004.

     Capital expenditures (CapEx) and other capitalized costs for the current year amounted to $152.8 million, $20.8 million higher than last year. Major capital projects in fiscal 2006 include the ongoing investment in the Dassault Falcon 7X program, the ramp-up of CapEx related to the German NH90 program, the buy-back of FFSs deployed in our network that were financed under lease agreements and various other maintenance and growth expenditures.

     During fiscal 2005, the Company raised $43.8 million through the sale of leaseback transactions, whereas there were no proceeds from the sale of leaseback transactions in fiscal 2006.

CAE ANNUAL REPORT 2006 _ 51

11.2 SOURCES OF LIQUIDITY

CAE maintains committed bank lines at floating rates, each provided by a syndicate of lenders. These credit facilities permit the Company and certain designated subsidiaries to borrow funds directly for operating and general corporate purposes as well as to issue letters of credit and bank guarantees (see below description of the new revolving credit facility).

     The total available amount of committed bank lines as at March 31, 2006 was $608.5 million, of which 21% was utilized ($125.2 million, all for letters of credit). As at March 31, 2005, the total amount available was $580.3 million, of which 5% ($30.4 million) was utilized. The increase in total utilization was due mainly to the use of the credit facility for the issuance of letters of credit and bank guarantees, which as at March 31, 2005, were issued under separate credit agreements, while borrowings decreased to zero as at March 31, 2006.

     CAE also has the ability to borrow under non-committed operating lines in various currencies for up to $41.2 million, of which nothing was drawn as at March 31, 2006.

     As at March 31, 2006, CAE had long-term debt totalling $271.3 million compared to $342.9 million as at March 31, 2005. As at March 31, 2006, the short-term portion of the long-term debt was $10.4 million compared to $35.3 million as at March 31, 2005. The decrease in the short-term portion results mainly from the repayment of the $20.0 million Canadian dollar Senior Note tranche due in June 2005. Variations in the debt that occurred throughout the year are outlined below.

     During the fourth quarter, CAE converted an operating lease into a capital lease recorded on its balance sheet for $10.2 million for a FFS that is being relocated from Tampa, US to the São Paolo, Brazil training centre.

     During the third quarter of fiscal 2006, the Company took advantage of available liquidity and the strength of the Canadian dollar and proceeded with the prepayment of a relatively high-cost asset-backed financing amounting to y22.7 million (the Amsterdam asset-backed financing). This financing structure was consolidated, at the beginning of the fourth quarter of fiscal 2005, as a result of the adoption of new accounting guidelines on consolidation of variable interest entities. The repayment was partially financed with cash on hand and by a y15.0 million borrowing under the revolving term credit facility. Swap unwinding and early prepayment charges totalling $2.8 million were paid as part of the refinancing of the debt and were recorded in the interest expense and reported as a non-recurring item. The repayment is consistent with the objectives of reducing CAE’s cost of debt and providing additional operational flexibility with respect to the mobility of the FFS within CAE’s network.

     As well, during the third quarter, CAE concluded an agreement to obtain financing for the establishment of its Enterprise Resource Planning (ERP) system. An unsecured facility in the amount of $35.0 million has been put in place with an initial drawdown amount of $5.1 million for the costs incurred to date on the implementation. Amounts will be drawn down from the facility as incurred, on a quarterly basis, with monthly repayments for a term of seven years beginning at the end of the first month after the end of each quarter for which the Company borrowed money. The interest cost of loans is based on the three-year Government of Canada bond plus a spread at the beginning of each quarter with the rate on the first drawdown at approximately 5.6% .

     During the second quarter, two additional debts were incurred to finance CAE’s operations. The first debt is related to the NH90 project, where non-recourse financing was put in place to finance the build-out of the project. An amount of $19.7 million has been incurred, resulting from CAE’s proportionate share (25%) of the initial drawdown of the debt facility. The total facility of y175.5 million to be drawn down over the build-out of the project. Following the build-out period, the debt will be non-recourse to CAE and has a final maturity of June 2021. The second debt amounts have been incurred by the Zhuhai Training Centre to finance the acquisition of two FFSs. An amount of $6.5 million has been incurred as a result of CAE’s proportionate share (49%) of the initial drawdowns of the term debt for CAE’s joint venture participation in the Zhuhai Training Centre. The debts are non-recourse to CAE and have final maturities of January 2008 and October 2008.

     The Company sells some of its third-party receivables on a non-recourse basis to a financial institution for an amount of up to $25.0 million. Under the terms of the agreement, the Company will continue to act as a collection agent. As at March 31, 2006, $6.7 million in specific accounts receivable were sold to the financial institution pursuant to this agreement. Net proceeds of the sale were used for general corporate purposes.

     The Company has entered into an EDC Performance Security Guarantee (PSG) account for an amount of $116.7 million (US$100 million) for which $26.1 million is drawn as at March 31, 2006. The PSG account is an un-committed revolving support for performance bonds, advance payments guarantees or similar instruments. The PSG account has been provided to CAE on an unsecured basis.

     On July 7, 2005, the Company entered into a new revolving credit agreement. This new revolving unsecured term credit facility has a committed term of five years and matures in July 2010. The total credit available is equal to US$400.0 million and y100.0 million. The facility has covenants including minimum shareholders’ equity, interest coverage and debt coverage ratios. The new facility has extended the Company’s ability to enter into project financings that are non-recourse to the Company. The facility also provides the capability to issue letters of credit and bank guarantees.

52 _ CAE ANNUAL REPORT 2006

11.3 CONTRACTUAL OBLIGATIONS

In the normal course of business, CAE enters into certain contractual obligations and commercial commitments such as debentures and notes, letters of credit and others. The table below provides a summary of the various maturities of the Company’s contractual obligations as at March 31, 2006.

CONTRACTUAL OBLIGATIONS

(amounts in millions)	2007	2008	2009	2010	2011	Thereafter	Total

Long-term debt	$8.0	$30.1	$12.1	$81.0	$21.3	$105.3	$257.8
Capital lease	2.4	1.8	0.8	0.7	7.7	0.1	13.5
Operating leases	61.8	79.9	57.8	53.9	54.9	280.5	588.8
Purchase obligations	1.0	0.4	–	–	–	–	1.4
Other long-term obligations	6.6	3.5	2.8	2.5	2.2	2.9	20.5

Total	$79.8	$115.7	$73.5	$138.1	$86.1	$388.8	$882.0

     CAE successfully renegotiated its revolving term credit facilities on a committed basis for an additional five years in the first quarter of fiscal 2006. The total availability of the committed credit facilities as at March 31, 2006 is equal to $483.3 million.

     Other purchase obligations are related to agreements to purchase goods or services that are enforceable and legally binding on CAE and that specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Principally, the purchase obligations are related to agreements with subcontractors to provide services in the context of long-term contracts with the Company’s clients.

Other long-term obligations include a total of $14.3 million in repayments under various government assistance programs.

     As at March 31, 2006, CAE had other long-term liabilities that were not included in the above table. They consisted of some accrued pension liabilities, deferred revenue and gains on assets and various other long-term liabilities. Cash obligations on accrued employee pension liability will depend on various elements such as market returns, actuarial losses and gains and interest rate.

     CAE did not include future income tax liabilities since future payments of income taxes depend on the amount of taxable earnings and on whether there are tax loss carry-forwards available to reduce income tax liabilities.

12	CONSOLIDATED FINANCIAL POSITION
12.1	CAPITAL EMPLOYED

The Company’s capital employed as at March 31, 2006 amounted to $865.5 million, decreasing by $71.9 million compared to $937.4 million as at March 31, 2005. Such decrease allows the Company to achieve a better return on capital investment.
The following table provides the significant elements of the Company’s capital employed:
CONSOLIDATED CAPITAL EMPLOYED

As at March 31,		As at March 31,
(amounts in millions)	2006	2005

Use of capital:
Non-cash working capital	$(74.5)	$9.6
Property, plant and equipment, net	839.3	792.2
Other long-term assets	329.7	351.6
Net assets held for sale (current and long-term)	5.9	2.1
Other long-term liabilities	(234.9)	(218.1)

Total capital employed	$865.5	$937.4

Source of capital:
Net debt	$190.2	$285.8
Shareholders’ equity	675.3	651.6

Source of capital	$865.5	$937.4

12.2 NON-CASH WORKING CAPITAL

Non-cash working capital decreased by $84.1 million during fiscal 2006 mainly due to higher levels of deposits on contracts ($52.9 million) resulting from the level of orders received during the year compared to last year and from the timing of milestone payments, payables and accruals ($60.9 million) and future income tax, net ($8.3 million). These favourable impacts were partially offset by higher levels in prepaid expenses ($7.4 million), income tax recoverable ($17.2 million).

CAE ANNUAL REPORT 2006 _ 53

12.3 PROPERTY, PLANT AND EQUIPMENT, NET

Net property, plant and equipment was up $47.1 million compared to March 31, 2005 as a result of new capital expenditures ($130.1 million), which were offset by normal depreciation and the effect of foreign exchange rates from the beginning to the end of the fiscal year.

12.4 OTHER LONG-TERM ASSETS

The other long-term assets include, among others, tax accounts, deferred costs, intangible assets and goodwill. No significant movements occurred in these accounts during fiscal 2006.

12.5 OTHER LONG-TERM LIABILITIES

Other long-term liabilities increased by $26.7 million between March 31, 2005 and 2006 as a result of, amongst others, a new obligation related to a purchase agreement ($8.1 million), higher level of deferred revenue ($9.8 million) and an increase in the compensation regarding LTI RSU/DSU ($8.5 million).

12.6 NET DEBT

The Company’s net debt as at March 31, 2006 amounted to $190.2 million, a decrease of $95.6 million compared to $285.8 million at the end of fiscal 2005. The following table summarizes the major elements of the cash movements:

RECONCILIATION OF CONSOLIDATED NET DEBT MOVEMENT

As at March 31, 2006
(amounts in millions)

Net debt, beginning of period	$285.8
Impact of cash movements on net debt (see table in the Cash Movements section)	(78.1)
Effect of foreign exchange rate changes on long-term debt	(17.5)

Decrease in net debt during the period	(95.6)

Net debt, end of period	$190.2

12.7 SHAREHOLDERS’ EQUITY

The $23.7 million increase in equity results mainly from the net earnings ($64.9 million) plus the proceeds from share issuance and contributed surplus ($17.7 million) net of dividends ($10.0 million) and the change in the currency translation adjustment account ($48.9 million) resulting from the strengthening of the Canadian dollar during the period as indicated in Section 7.

12.7.1 OUTSTANDING SHARE DATA

CAE’s articles of incorporation authorize the issuance of an unlimited number of common shares and an unlimited number of preferred shares to be issued in series. To date, the Company has not issued any preferred shares. As at March 31, 2006, CAE had 250,702,430 common shares issued and outstanding for share capital amounting to $389.0 million. As at the same date, the Company had 6,347,235 options outstanding, of which 2,775,850 were exercisable.

12.7.2 DIVIDEND POLICY

In each of the quarters of fiscal 2006, the Company paid a dividend of $0.01 per share. The amount and timing of any dividend is within the discretion of CAE’s Board of Directors. The Board of Directors reviews the dividend policy annually based on the cash requirements of the Company’s operating activities, liquidity requirements and projected financial position. With the current dividend policy and with the $250.7 million common shares outstanding as at March 31, 2006, CAE expects to pay annual dividends of approximately $10 million.

12.8 GUARANTEES

In the normal course of business, CAE has issued letters of credit and performance guarantees for a total of $98.6 million as at March 31, 2006 compared to $73.3 million as at March 31, 2005. The increase in the outstanding amount results mainly from additional project-related requirements.

12.9 SALE AND LEASEBACK TRANSACTIONS

A key element of in the financing strategy that CAE employs to support investment in its Civil and Military training and services business is the sale and leaseback of certain FFSs installed in the Company’s global network of training centres. This provides CAE with a cost-effective long-term source of fixed-cost financing. A sale and leaseback transaction can only be executed after the FFS has achieved certification by regulatory authorities (i.e. the FFS is installed and is available to customers for training). The sale and leaseback structures are typically structured as leveraged leases with an owner participant. Prior to completing a sale and leaseback consolidated transaction, CAE records the cost to

54 _ CAE ANNUAL REPORT 2006

manufacture the simulator as a capital expenditure, which is included as a fixed asset on the Company’s consolidated balance sheet. On the execution of a sale and leaseback transaction, CAE records the transaction as a disposal of a fixed asset. The cash proceeds received on the disposal approximate the fair market value of the FFS. The difference between the proceeds received and CAE’s cost to manufacture (approximately the margin that CAE would record if it had a completed FFS sale to a third party) is recorded under deferred gains and other long-term liabilities and is then amortized over the term of the sale and leaseback transaction as a reduction of rental expense, net of the guaranteed residual value where appropriate. At the end of the term of the sale and leaseback transaction, the guaranteed residual value is taken into income should no reduction occur in the value of the underlying FFS.

     During fiscal 2006, CAE bought back five FFSs that had initially been financed under a sale and leaseback transaction for a total consideration of $47.3 million. CAE also completed the refinancing of two FFSs for a net asset value of US$13.8 million and converted one FFS from an operating lease into a capital lease in order to minimize the tax impact associated with the relocation of the FFS to the Brazil training centre.

     The following is a summary, as at March 31, 2006, of the existing sale and leaseback transactions for FFSs currently in service in TS/C training locations and accounted for as operating leases in CAE’s consolidated financial statements.

EXISTING FFSs UNDER SALE AND LEASEBACK

			Number		Initial		Imputed Unamortized			Residual
	Fiscal		of FFSs	Lease	Term		Interest		Deferred	Value
(amounts in millions, unless otherwise noted)	Year		(Units) Obligation		(Years)		Rate		Gain	Guarantee

	2002	to					5.5	% to
SimuFlite	2005		14	$186.5	10 to 20		6.7%		$12.7	$–
Toronto Training Centre	2002		2	39.1	21		6.4%		15.8	9.2
Air Canada Training Centre	2000		2	29.8	20		7.6%		14.5	8.3
Denver/Dallas training centres	2003		5	78.2	20		5.0%		28.9	–
China Southern Joint Venture(1)	2003		5	20.2	15		3.0%		–	–
							2.9	% to
Other	–		5	17.4	3	to 8	7.0%		15.6	34.9

			33	$371.2					$87.5	$52.4

Annual lease payments (upcoming 12 months)				$31.7

(1) Joint venture in which CAE holds a 49% interest.

     The rental expenses related to operating leases of the FFSs under sale and leaseback arrangements was $8.6 million during the fourth quarter and $38.3 million for fiscal 2006 compared to $9.8 million and $42.7 million for the same periods last year.

12.10 NON-RECOURSE PROJECT FINANCING

During 1997, the Company arranged project financing for the Medium Support Helicopter (MSH) program it entered into with the UK Ministry of Defence. The contract was awarded to a consortium, CAE Aircrew Training Services Plc (Aircrew). The capital value of the assets supplied by Aircrew is in excess of $200 million. The entity that owns the simulators operated by the training centre is CVS Leasing Ltd. (in which CAE has a 14% interest). CAE manufactured and sold the FFS to CVS Leasing Ltd., which, in turn, leased them to Aircrew for the full term of the MSH contract. As Aircrew is majority-controlled by CAE, its financial statements are consolidated in the Company’s results. Future minimum lease payments associated with the FFS leased to Aircrew amount to approximately $141 million as at March 31, 2006 and are included in the amount disclosed in Note 20 (Commitments) to the Consolidated Financial Statements as well as in the operating leases presented as contractual obligations in the liquidity section herein.

     In April 2005, Helicopter Flight Training Services GmbH (HFTS), an industrial consortium in which CAE has a 25% ownership, contracted a project-financing facility of y175.5 million to fund the acquisition of the assets needed to fulfill a 14.5 year training services contract on the NH90 helicopter platform for the German Armed Forces. As a 25% owner of HFTS, under the proportionate consolidation method, the Company accounts for 25% of such outstanding project-financing debt, representing $19.7 million (y13.9 million) as at March 31, 2006 and included in the amount disclosed in Note 11 (Long-Term Debt) to the Consolidated Financial Statements.

     During 2006, two other debts were incurred by the Zhuhai Training Centre to finance the acquisition of two FFSs. The total financing amount available was US$19.0 million; to date, an amount of US$11.4 million has been drawn and CAE’s proportionate share (49%) of the drawn term debts is $6.5 million (US$5.6 million). The debt is non-recourse to CAE and has a final maturity of January and October 2008.

12.11 PENSION OBLIGATIONS

The Company maintains both defined-benefit and defined-contribution pension plans. CAE expects to make a contribution of approximately $3.0 million in excess of its annual pension expense to satisfy a portion of the underfunded liability of its defined-benefit pension plan. Over time, the Company will continue to make contributions until its pension plan’s funding obligations are satisfied.

CAE ANNUAL REPORT 2006 _ 55

12.12 VARIABLE INTEREST ENTITIES

Note 25 of the consolidated financial statements summarizes, by segment, the total assets and total liabilities of the significant entities (sale and leaseback entities and partnership arrangements) in which the Company has a variable interest (variable interest entities or VIEs).

12.12.1 SALE AND LEASEBACK

The Company has entered into sale and leaseback arrangements with special purpose entities (SPEs). These arrangements relate to FFSs used in the Company’s training centres for military and civil aviation. These leases expire in different periods up to 2023. Typically, the Company has the option to purchase the equipment at a specific time during the lease terms at a specific purchase price. Some leases include renewal options at the end of the term. In some cases, the Company has provided guarantees for the residual value of the equipment at the expiry date of the leases or at the date the Company exercises its purchase option. These SPEs are financed by secured long-term debt and third-party equity investors which, in certain cases, benefit from tax incentives. The equipment serves as collateral for the long-term debt of the SPEs.

     The Company’s variable interests in these SPEs are solely through fixed purchase price options and residual value guarantees, except for two cases where, in the first instance, it is in the form of equity and subordinated loan and in the second instance, it is in the form of a cost-sharing construction agreement. In another case, the Company also provides administrative services to the SPE in return for a market fee. Some of these SPEs are variable interest entities (VIEs) and the Company was the primary beneficiary for only one of them as at March 31, 2006. With regards to the period ending March 31, 2005, the Company also concluded that it was the primary beneficiary for two SPEs, of which one was fully consolidated into the Company’s Consolidated Financial Statements as at March 31, 2005.

     The second entity was consolidated effective January 1, 2005. During fiscal 2006, the Company took advantage of available liquidity and the strength of the Canadian dollar and proceeded with the purchase of the assets from this VIE and repaid any related liability. As a result, as at March 31, 2006, the Company no longer has a variable interest in this second entity.

     For all of the other SPEs that are VIEs, the Company is not the primary beneficiary and consolidation is not appropriate under AcG-15. As at March 31, 2006, the Company’s maximum potential exposure to losses relating to these non-consolidated SPEs was $47.7 million ($49.4 million in 2005).

12.12.2 PARTNERSHIP ARRANGEMENTS

The Company entered into partnership arrangements to provide manufactured military simulation products as well as training and services for both the Military and Civil segments.

     The Company’s involvement with entities in connection with these partnership arrangements is mainly through investments in their equity and/or in subordinated loans and through manufacturing and long-term training service contracts. The Company concluded that certain of these entities are VIEs, but the Company is not the primary beneficiary. Accordingly, these entities have not been consolidated. The Company continues to account for these investments under the equity method, recording its share of the net earnings or loss based on the terms of the partnership arrangement. As at March 31, 2006 and 2005, the Company’s maximum off-balance sheet exposure to losses related to these non-consolidated VIEs, other than from its contractual obligations, was not material.

13 FINANCIAL INSTRUMENTS

In the normal course of its business, CAE is exposed to various financial risks. To protect itself, the Company enters into forward, swap and option contracts to manage its exposure to fluctuations in foreign exchange rates, interest rates and changes in share price. On an ongoing basis, CAE assesses whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items. CAE does not hold financial instruments for speculative purposes but only to reduce the volatility of its results from its exposure to these risks. The Company deals only with sound counterparties in executing any of its derivative financial instruments.

     CAE employs foreign exchange forward contracts to manage the exposures created when sales are made in foreign currencies. The amount and timing of the maturity of these forward contracts varies according to a number of project-related factors, including milestone billings and the use of foreign materials and/or sub-contractors. As at March 31, 2006, CAE had $322.3 million Canadian-dollar equivalent in forward contracts compared to $305.0 million Canadian-dollar equivalent as at March 31, 2005. The slight increase since March 2005 was due mainly to an increased number of foreign currency denominated contracts being hedged.

     CAE also uses financial instruments to manage its exposure to changing interest rates and to adjust its mix of fixed and floating interest rate debt at a desirable level. The mix of fixed-rate versus floating-rate debt on its long-term debt was 62% versus 38%, respectively, as at March 31, 2006. The variation in the mix since March 31, 2005, when it stood at 70% versus 30%, respectively, is due mainly to the repayment of the Amsterdam asset-backed financing ($38.8 million) and the $20.0 million Canadian dollar Senior Note tranche that was due in June 2005, which were fixed-rate debt offset by repayment of the floating rate revolving term credit facility of $34.0 million.

     As well, CAE reduces its exposure to the fluctuation in its share price, which impacts the cost of the management compensation deferred share unit (DSU) programs. As at March 31, 2006, the settlement hedge contract covered 600,000 shares of the Company, the same as at March 31, 2005.

56 _ CAE ANNUAL REPORT 2006

14	ACQUISITIONS, BUSINESS COMBINATIONS AND DIVESTITURES

14.	1 BUSINESS ACQUISITIONS AND COMBINATIONS

14.1.1	TERRAIN EXPERTS INC.

On May 20, 2005, the Company acquired Terrain Experts Inc. (TERREX), which develops software tools for terrain database generation and visualization. The total consideration for this acquisition amounted to US$11.1 million ($14.0 million) payable in three installments as follows:

(i)	1,000,000 shares representing US$4.8 million (approximately $6.1 million) and US$0.2 million ($0.3 million) in cash together representing US$5.0 million ($6.4 million) at the closing date

(ii)	US$3.6 million through the issuance of CAE shares in fiscal 2007

(iii)	US$2.5 million through the issuance of CAE shares in fiscal 2008

The Company is considering settling the fiscal 2007 and fiscal 2008 payments by cash rather than shares.

14.1.2 GREENLEY & ASSOCIATES INC.

On November 30, 2004, the Company acquired Greenley & Associates Inc. (G&A), which provides services in the areas of project management, human factors, modelling and simulation. The total consideration for this acquisition amounted to $4.4 million payable in four installments as follows:

(i)	424,628 shares (representing $2.0 million) at the closing date

(ii)	$0.8 million on November 30, 2005

(iii)	$0.8 million on November 30, 2006 and 169,851 shares (representing $0.8 million at the date of the transaction) to be issued on November 30, 2007

14.1.3 SERVICIOS DE INSTRUCCION DE VUELO, S.L.

In February 2004, CAE and Iberia Lineas Aereas de España, SA (Iberia) agreed to combine their aviation training operations in Spain after receiving regulatory clearance from Spanish authorities to commence operations under an agreement entered into in October 2003. On May 27, 2004, in connection with the financing of the combined operation, CAE Servicios Globales de Instruccion de Vuelo (España), S.L. (SGIV), a wholly-owned subsidiary of CAE, and Iberia contributed the net assets of their respective training centre facilities to Servicios de Instruccion de Vuelo, S.L. (SIV), with SGIV obtaining ownership of 80% of SIV. This transaction was an important milestone for a major airline to outsource its wet training to an independent flight service provider such as CAE.

14.1.4 FLIGHT TRAINING CENTRE CHILE S.A.

On April 22, 2004, the Company acquired all the issued and outstanding shares of Flight Training Centre Chile S.A. (FTC Chile, located in Santiago, Chile) from LAN Chile S.A. for a total cash consideration of $0.9 million (US$0.7 million). This acquisition expanded the Company’s pilot-training operations into the South American market.

14.2	DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

14.2.1	MARINE CONTROLS

On February 3, 2005, CAE completed the sale of the substantial components of its Marine Controls segment to L-3 Communications Corporation (L-3) for a cash consideration of $238.6 million. This amount is subject to L-3’s approval of the net working capital of the Marine Controls segment. The parties are currently discussing the appropriate final net working capital amount. During the second and third quarters of fiscal 2006, in accordance with the purchase agreement, L-3 acquired the two components of the Marine Controls segment that were subject to regulatory approvals, resulting in the assumption by L-3 of CAE’s guarantee of $53.0 million (y23 million) of project-financed related debt for the UK Astute Class submarine training program.

     The results of Marine Controls have been reported as discontinued operations since the second quarter of fiscal 2005, and previously reported statements have been reclassified. The interest expense relating to debt not directly attributable to the continuing operations and paid with the proceeds of the sale of the Marine Controls business has been allocated to discontinued operations based on its share of net assets.

14.2.2 FORESTRY SYSTEMS

On August 16, 2002, CAE sold substantially all the assets of the sawmill division of its Forestry Systems. The Company was entitled to receive further cash consideration from the sale based on operating performance of the disposed business for the three-year period from August 2002 to August 2005. In November 2005, the buyers notified the Company that the level of operating performance required to trigger a further payment had not, in their view, been achieved. CAE has completed a review of the buyers’ books and records and has, in January 2006, instituted legal proceedings to collect the payment that it believes is owed to the Company. The buyers have requested the court refer the dispute to arbitration; the outcome of the petition has not yet been determined.

CAE ANNUAL REPORT 2006 _ 57

14.2.3 CLEANING TECHNOLOGIES AND OTHER

In fiscal 2004, CAE completed the sale of its last Cleaning Technologies business, Alpheus Inc., to Cold Jet Inc. The Company was entitled to receive further consideration based on the performance of the business until 2007 and also had certain obligations to Cold Jet Inc. During the third quarter of fiscal 2006, an agreement was reached to settle the further consideration and cancel the outstanding obligations of the Company. Cold Jet paid CAE an amount of $0.2 million.

     In fiscal 2006, CAE incurred additional costs of $3.4 million related to its former Cleaning Technologies business mostly in connection with the revaluation of a pension liability and reversal of previously recognized tax asset and recorded $0.9 million in connection with other discontinued operations.

14.2.4 ASSETS HELD FOR SALE

In the third quarter of fiscal 2005, CAE announced that it would be opening a new business aviation-training centre in Morris County, New Jersey as part of its global expansion strategy. The new training centre is expected to be operational in fiscal 2007. As a result, the valuation of two redundant training centre buildings, one located in Dallas, Texas and a second located in Marietta, Georgia, were adjusted to their fair value in fiscal 2005 and reclassified as assets held for sale, and previously reported amounts have been reclassified. During the third quarter of fiscal 2006, CAE closed its training centre in Maastricht, Netherlands. As a result, the building was reclassified as an asset held for sale.

15 CAPABILITY TO EXECUTE STRATEGY AND DELIVER RESULTS

Our resources and processes provide CAE with the capability to execute its strategy and deliver results. In addition to the key performance drivers already described, the critical ones are described in this section.

15.1 FINANCIAL POSITION

At March 31, 2006, CAE’s net debt was $190.2 million, representing a net debt to market capitalisation ratio of less than 10%. Given CAE’s strong balance sheet, its credit availability and the cash it is able to generate from operations, adequate funding is in place or available for current development projects.

15.2 A SKILLED WORKFORCE AND EXPERIENCED MANAGEMENT TEAM

At the end of fiscal 2006, CAE employed approximately 5,000 people. A skilled workforce has a significant impact on the efficiency and effectiveness of operations. While competition for well-trained and skilled employees is high, the Company has been successful in attracting and retaining skilled people by offering a competitive compensation system, its reputation as an industry leader and its commitment to providing an engaging and challenging work environment.

     CAE also benefits from an experienced management team that has a proven track record in the aerospace industry. Strong leadership and governance are critical to the successful implementation of the Company’s strategy. The Company is focusing on leadership development among key members working at the executive level and in senior management.

16 BUSINESS RISKS AND UNCERTAINTIES

CAE operates in multiple industry segments that involve various risk factors and uncertainties. Management attempts to mitigate risks that may affect CAE’s future performance through a process of identifying, assessing, reporting and managing risks of corporate significance. Management and the board discuss the principal risks of CAE’s businesses, particularly during the strategic planning and budgeting processes. Also, the Company is currently implementing an enterprise risk management system (ERM) to formalise the risk identification, assessment and reporting process. A discussion on CAE’s areas of potential risk follows.

16.1 EXECUTION OF RESTRUCTURING

CAE’s future success depends in part on Management’s ability to deploy the Restructuring Plan in a timely fashion and to ensure that the Company fully benefits from the economies and enhanced efficiency expected from that plan.

16.2 LENGTH OF SALES CYCLE

The sales cycle of CAE’s products and services is lengthy and unpredictable, ranging from 6 to 18 months for civil aviation applications and from 6 to 24 months or longer for military applications. While customers are evaluating CAE’s products and services, the Company may incur expenses and expend management effort. Making these expenditures with no corresponding revenue in any given quarter could exacerbate fluctuations in its quarterly operating results and volatility in share prices.

58 _ CAE ANNUAL REPORT 2006

16.3 PRODUCT EVOLUTION

The civil aviation and military markets in which CAE operates are characterized by changes in customer requirements, new aircraft models and evolving industry standards. CAE’s failure to accurately predict the future needs of its customers and prospective customers or to develop product enhancements that address evolving standards and technologies may result in the loss of current customers or negatively affect its revenue and its ability to secure new customers. The evolution of the technology could also have an impact on the value of the fleet of FFS deployed in CAE’s network.

16.4 LEVEL OF DEFENCE SPENDING

CAE derives much of its revenue from sales to military customers around the world. In fiscal 2006, for example, sales by the Military Simulation and Training segment accounted for a significant portion of CAE’s revenue. CAE is either the primary contractor or the main subcontractor for various programs being executed by US, European, Canadian and foreign governments. The termination of funding for a government program would result in a loss of the anticipated future revenue attributable to that program, which could have a negative impact on CAE’s operations. Furthermore, a significant reduction in military expenditures by countries with which CAE has contracts could adversely affect sales and earnings in a material manner.

16.5 CIVIL AVIATION INDUSTRY

CAE derives a material portion of its revenue from the supply of equipment and training services to the commercial and business airline industry. As major airlines are continuing to face financial difficulties as a whole, purchases of new aircraft by US legacy carriers are being reduced or postponed, which has resulted in reduced orders for simulators and pricing constraints. While the past year has seen an encouraging surge of new aircraft orders, much of those aircrafts are destined to Middle Eastern, Asian low-cost carriers and orders by major European and North American airlines have not kept pace. The profitability of many airlines is being materially impacted by the continuing high price of airplane fuel and if that continues to worsen, new aircraft deliveries delayed or cancelled leading to revisions in demand for training equipment and services provided by CAE. In addition, the Company is exposed to credit risk on account receivables from its customers. In order to manage its credit risk, the Company has adopted policies which include the analysis of the financial position of its customers and regular review of their credit quality. The Company also subscribes, from time to time, to credit insurance and in some cases, requires a bank letter of credit. As a result, the Company does not have significant exposure to any individual customer.

16.6 COMPETITION

The markets in which CAE sells its simulation equipment and training services are highly competitive, with new entrants emerging and positioning themselves to take advantage of a positive market outlook. Some of the Company’s competitors are larger than CAE and have greater financial, technical, marketing, manufacturing and distribution resources. In addition, some competitors have well-established relationships with aircraft manufacturers, airlines and governments which may give them an advantage over CAE in winning contracts with these organizations. CAE obtains most of its contracts through competitive bidding processes that subject the Company to the risk that it will expend substantial time and effort on proposals for contracts that may not be awarded to the Company. CAE cannot assure that it will continue to win competitively awarded contracts at the same rate as in the past.

16.7 FOREIGN EXCHANGE

Approximately 90% of CAE’s revenue is generated and will continue to be generated in currencies other than the Canadian dollar. Conversely, a smaller proportion of the Company’s operating expenses are Canadian dollar denominated. Therefore, any significant fluctuation in the Canadian dollar exchange rate will cause volatility in the Company’s results of operations, cash flow and financial condition from period to period. The Company has developed various cash flow hedging programs in order to partially offset this exposure. Additionally, the appreciation of the Canadian dollar has made Canada a more expensive manufacturing environment for CAE. Steps such as the Restructuring Plan and Project Phoenix have partially mitigated this, but if the Canadian dollar continues to appreciate that factor will negatively impact both the Company’s financial results and its competitive position vis-à-vis other equipment manufacturers located in lower cost jurisdictions.

16.8 DOING BUSINESS IN FOREIGN COUNTRIES

CAE has operations in numerous countries and sells its products and services to customers around the world. For fiscal 2006, sales to customers outside the US and Canada accounted for approximately 50% of revenue. CAE expects that sales outside the US and Canada will continue to account for a significant portion of revenue for the foreseeable future. As a result, CAE is subject to the risks of doing business internationally. In addition to the foreign exchange risk discussed above, CAE is also subject to the risks of changes to laws and regulations in host countries: the cost and complexity of using foreign representatives and consultants; the imposition of tariffs, embargoes, controls and other restrictions impending the free flow of goods, information and capital; the complexities of managing and operating an enterprise and complying with laws in multiple jurisdictions; and general changes in economic and geopolitical conditions. CAE’s currency hedging activities could prove unsuccessful in mitigating foreign exchange risk.

CAE ANNUAL REPORT 2006 _ 59

16.9 FIXED-PRICE AND LONG-TERM SUPPLY CONTRACTS

CAE provides its products and services primarily through fixed-price contracts that require the absorption of cost overruns, notwithstanding the difficulty of estimating all of the costs incurred in performing these contracts and in projecting the ultimate level of sales that the Company may achieve. In addition, a number of CAE’s contracts to supply equipment and services to commercial airlines are long-term agreements of up to 20 years. These agreements establish the prices for the simulators or training services to be delivered, subject to adjustments for inflation and cost increases. If these adjustments do not fully offset inflation or cost increases, CAE’s results of operations could be adversely affected.

16.10 INTEGRATION RISK

CAE’s business could be harmed if its products do not successfully integrate or operate with other sophisticated and continually evolving software, computing and communications systems. If CAE experiences difficulties or does not meet project milestones in a timely manner, the Company could be obligated to devote more engineering and other resources to a particular project than originally anticipated. While CAE believes it has recorded adequate provisions for losses on fixed-price contracts, fixed-price and long-term supply contracts could subject the Company to contract losses in excess of obligations under provisions.

16.11 GOVERNMENT-FUNDED MILITARY PROGRAMS

Like most suppliers of products and services to governments, CAE may be audited and reviewed periodically on some projects. Adjustments arising from government audits and reviews may have an adverse effect on results of operations. In addition, some costs may not be reimbursable or allowed in negotiations of fixed-price contracts. Furthermore, as a government contractor, CAE may be subject to an increased risk of legal actions and liabilities to which purely private sector companies are not subject, the results of which could have a materially adverse effect on operations. Failure to comply with government regulations and requirements could lead to being suspended or barred from government contracting or subcontracting for a period of time, which would have a negative impact on CAE’s operations revenue and profitability and could have a negative effect on its reputation and ability to procure other government contracts in the future.

16.12 RESEARCH AND DEVELOPMENT ACTIVITIES

Some of CAE’s research and development initiatives have been carried out with the financial support of government agencies, including amounts from the government of Canada through Technology Partnerships Canada. If such financial assistance is not available to the Company in the future, CAE may not be able to replace such financing.

16.13 PROTECTION OF INTELLECTUAL PROPERTY

CAE relies in part on trade secrets and contractual restrictions, such as confidentiality agreements and licenses, to establish and protect its proprietary rights. Such reliance may be insufficient to prevent misappropriation of CAE’s technology or deter others from developing similar technologies. Enforcement of CAE’s intellectual property rights or its ability to acquire them may be unavailable or limited in some countries.

16.14 INTELLECTUAL PROPERTY

CAE’s products contain sophisticated computer systems supplied to the Company by third parties. Such computer systems and software may not always be available to CAE. The production of CAE’s simulators is often dependent upon receipt of data, including confidential or proprietary data, concerning the functions, design and performance characteristics of a product or system, the performance of which the Company’s simulator is intended to simulate. CAE cannot assure that it will be able to obtain such data on reasonable terms, or at all.

     Infringement claims may be brought against CAE or its customers in the future. CAE may not be successful in the defence of such claims and may not be able to develop processes that do not infringe on the rights of third parties or obtain licenses on commercially acceptable terms, if at all. In addition, any litigation related to CAE’s intellectual property rights could be lengthy and costly and could adversely affect operations or financial results, whether or not CAE is successful.

16.15 ENVIRONMENTAL LIABILITIES

CAE’s operations include, and its past operations and those of some past operators at some of current and past sites have included, the use, generation, storage, handling and disposal of hazardous materials. New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination, the imposition of new clean-up requirements or claims on indemnities CAE has been given may require the Company to incur substantial costs in the future which could have a materially adverse effect on its financial condition and results of operations. Provisions that the Company has for existing known claims and probable required remediation may prove insufficient, the Company is largely uninsured for claims in respect of discontinued operations’ properties and as a result, if an unexpectedly large environmental claim materialized, it could reduce the Company’s future profitability.

60 _ CAE ANNUAL REPORT 2006

16.16 LIABILITY CLAIMS ARISING FROM CASUALTY LOSSES

Due to the nature of CAE’s business, the Company may be subject to liability claims arising out of accidents or disasters involving aircraft for which CAE has provided training equipment or services, including claims for serious personal injury or death. CAE may also be subject to product liability claims in connection with past equipment and service sales by businesses comprising CAE’s discontinued operations. CAE cannot be certain that its insurance coverage will be sufficient to cover one or more substantial claims.

16.17 WARRANTY OR OTHER PRODUCT-RELATED CLAIMS

The simulators that CAE manufactures are highly complex and sophisticated and may contain defects that are difficult to detect and correct. The occurrence of errors and failures in CAE’s products could result in warranty claims or the loss of customers. Correcting such defects could require significant capital investment. When defective products are integrated into the customers’ equipment, CAE may face product liability claims based on damages to such equipment. Any claims, errors or failures could have an adverse effect on operating results and business. CAE cannot be certain that its insurance coverage will be sufficient to cover one or more substantial claims.

16.18 REGULATORY RULES IMPOSED BY AVIATION AUTHORITIES

CAE is subject to compliance with regulatory rules imposed by aviation authorities that may change without notice, resulting in disruptions to its sales and operations. Any changes imposed by a regulatory agency, including changes imposed by aviation authorities such as the US Federal Aviation Administration to safety standards, could require CAE to make unplanned modifications to its products and services or may result in delays or cancellations of sales. CAE cannot predict the future impact of changing laws or regulations on its operations, and any changes could have a materially adverse effect on its results of operations or financial condition.

16.19 SALES OR LICENSES OF CERTAIN CAE PRODUCTS REQUIRE REGULATORY APPROVALS

The sale or license of virtually all of CAE’s products is subject to regulatory controls, including the prohibition of sales to certain countries or of certain technology such as military-related simulators or other training equipment, including military data or parts, without an export license or other approvals. These regulations change with some frequency. CAE cannot assure that it will be permitted to sell or license certain products to customers, and the Company may lose potential revenue as a result of the application of such regulations. Failure to comply with any of these regulations in the countries in which CAE operated could subject the Company to fines and other material sanctions.

16.20 KEY PERSONNEL

CAE’s continued success will depend in part on the ability to retain and attract key personnel with the relevant skill, expertise and experience. The Company applies a compensation policy designed to mitigate this risk.

16.21 ENTERPRISE RESOURCES PLANNING

The Company is investing time and money in a new Enterprise Resource Planning (ERP) system. If that system fails to operate as and when expected, the Company may have difficulty in claiming recompense or correction from the supplier, may have incremental expenses in connection with its compliance, during fiscal 2007 and afterwards with new requirements related to provisions of the Sarbanes-Oxley Act certification and may not be able to realize on the expected value of the system. Any of these eventualities may negatively impact the Company’s operations, profitability and reputation.

17	FINANCIAL STATEMENT DISCLOSURE

17.1	SIGNIFICANT CHANGES IN ACCOUNTING STANDARDS – FISCAL 2004 TO FISCAL 2006

The Company prepares its financial statements in accordance with Canadian GAAP as promulgated by the Accounting Standards Board (AcSB) of the Canadian Institute of Chartered Accountants (CICA) in its Handbook Sections, Accounting Guidelines (AcG) and Emerging Issues Committee Abstracts (EIC).

CAE ANNUAL REPORT 2006 _ 61

17.1.1 CONSOLIDATION OF VARIABLE INTEREST ENTITIES

On January 1, 2005, the Company adopted AcG-15, Consolidation of Variable Interest Entities, on a retroactive basis without restatement of prior periods. AcG-15 provides a framework for identifying variable interest entities (VIEs) and determining when an entity should include the assets, liabilities and results of operations of a VIE in its consolidated financial statements.

     In general, a VIE is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

     AcG-15 requires a VIE to be consolidated if a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is exposed to a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the VIE’s residual returns (if no party is exposed to a majority of the VIE’s losses), or both (the primary beneficiary). Upon consolidation, the primary beneficiary generally must initially record all of the VIE’s assets, liabilities and non-controlling interests at fair value at the date the enterprise became the primary beneficiary. However, for variable interest entities created prior to the initial adoption of AcG-15, the assets, liabilities and non-controlling interests of these entities must be initially consolidated as if the entities were always consolidated based on majority voting interest. AcG-15 also requires disclosures about VIEs that the variable interest holder is not required to consolidate but in which it has a significant variable interest.

     Pursuant to the adoption of AcG-15 on January 1, 2005, the consolidation of a VIE by CAE resulted in an increase in total assets, total liability, and shareholders’ equity of $46.4 million, $43.2 million, and $3.2 million respectively.

The detailed impact by balance sheet item is as follows as of January 1, 2005:

(amounts in millions)	Consolidated in fiscal 2005

Assets
Property, plant and equipment	$46.9

$46.9
Liabilities
Accounts payable and accrued liabilities	$0.6
Long-term debt (including current portion)	41.3
Future tax liabilities	1.8

$43.7
Shareholders’ Equity
Retained earnings	$3.3
Currency translation adjustment	(0.1)

$46.9

     The liabilities recognized as a result of consolidating this VIE do not represent additional claims on the Company’s general assets; rather, they represent claims against the specific assets of the consolidated VIE. Conversely, assets recognized as a result of consolidating this VIE do not represent additional assets that could be used to satisfy claims against the Company’s general assets. Additionally, the consolidation of this VIE did not result in any change in the underlying tax, legal or credit exposure of the Company.

17.1.2 GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND FINANCIAL STATEMENT PRESENTATION

On April 1, 2004, the Company adopted CICA Handbook Section 1100, Generally Accepted Accounting Principles, and Section 1400, General Standards of Financial Statement Presentation. Section 1100 describes what constitutes Canadian GAAP and its sources and provides guidance on sources to consult when selecting accounting policies and appropriate disclosure when a matter is not dealt with explicitly in the primary sources of GAAP, thereby recodifying GAAP hierarchy. Section 1400 clarifies what is fair presentation in accordance with GAAP and provides general guidance on financial presentation. The adoption of these standards did not have any material effect on the Company’s Consolidated Financial Statements.

17.1.3 HEDGING RELATIONSHIPS

Effective April 1, 2004, the Company prospectively adopted AcG-13, Hedging Relationships, and EIC-128, Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments. AcG-13 addresses the identification, designation, documentation and effectiveness of hedging relationships for the purposes of applying hedge accounting and the discontinuance of hedge accounting. Under this Guideline, complete documentation of the information related to hedging relationships is required, and the effectiveness of the hedges must be demonstrated and documented. The adoption of this Guideline did not have a material impact on the Company’s financial statements.

17.1.4 EMPLOYEE FUTURE BENEFITS

Effective April 1, 2004, CAE adopted CICA Handbook Section 3461, Disclosure Requirements Employee – Future Benefits. The new required disclosures include items such as a narrative description of each type of plan, the measurement date of the plan asset and liability, the effective date of the last actuarial evaluation and the detail of the plan asset by major category.

62 _ CAE ANNUAL REPORT 2006

17.1.5 STOCK-BASED COMPENSATION

Effective April 1, 2003, CAE began to prospectively expense its stock-based compensation using the fair value method, as prescribed by CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. Since that date, the compensation cost for the Company’s stock options has been recognized in net earnings with a corresponding credit being posted to contributed surplus (see Note 13 to the Consolidated Financial Statements).

17.1.6 IMPAIRMENT OF LONG-LIVED ASSETS

Effective April 1, 2003, the Company adopted CICA Handbook Section 3063, Impairment of Long-Lived Assets, which requires the recognition of an impairment loss for a long-lived asset to be held and used when events or changes in circumstances cause its carrying value to exceed the total undiscounted cash flows expected from its use and eventual disposition. An impairment loss, if any, is determined as the excess of the carrying value of the asset over its fair value. It replaces the impairment provision in Section 3061, Property, Plant and Equipment. In the third quarter of 2005, the Company proceeded with a write-down of $78.4 million on its long-lived assets (see Note 4 to the Consolidated Financial Statements, which addresses the Impairment of Goodwill, Tangible and Intangible Assets).

17.1.7 DISPOSAL OF LONG-LIVED ASSETS AND DISCONTINUED OPERATIONS

Effective April 1, 2003, the Company adopted CICA Handbook Section 3475, Disposal of Long-Lived Assets and Discontinued Operations, which provides guidance on recognizing, measuring, presenting and disclosing long-lived assets to be disposed of. It replaces the disposal provisions in Section 3061, Property, Plant and Equipment, and supersedes the former Section 3475, Discontinued Operations. Under this section, an asset classified as held for sale is measured at the lower of its carrying amount or fair value less disposal costs and is not depreciated while classified as held for sale.

17.1.8 DISCLOSURE OF GUARANTEES

Effective March 31, 2003, the Company adopted AcG-14, Disclosure of Guarantees, which requires disclosure of information about types of guarantees that could require payments contingent on specified types of future events (see Note 14 to the Consolidated Financial Statements).

17.1.9 SEVERANCE, TERMINATION BENEFITS AND COSTS ASSOCIATED WITH EXIT AND DISPOSAL ACTIVITIES

Effective April 1, 2003, the Company prospectively adopted the new EIC-134, Accounting for Severance and Termination Benefits, and EIC-135, Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring) relating to exit or disposal of activities after March 31, 2003. These abstracts provide guidance on the timing of the recognition and the measurement of liabilities as well as disclosures for the various types of severance and termination benefits related to the termination of employee services prior to normal retirement and costs associated with an exit or disposal activity. Under this new guidance, liabilities for these costs are to be recognized in the period when they are incurred and measured at their fair value. CAE applied the EIC-134 guidelines to severance and other costs (as described in Note 24 to the Consolidated Financial Statements).

17.1.10 REVENUE RECOGNITION

In December 2003, the Emerging Issues Committee issued EIC-141, Revenue Recognition, which summarizes the principles set forth in Staff Accounting Bulletin 101 (“SAB 101”) of the United States Securities and Exchange Commission and provides general interpretive guidance on the application of revenue recognition accounting principles. These recommendations were effective for CAE’s fiscal year beginning April 1, 2004. The adoption of this abstract did not have any material effect on CAE’s Consolidated Financial Statements.

17.1.11 REVENUE ARRANGEMENTS WITH MULTIPLE DELIVERABLES

Also in December 2003, EIC-142, Revenue Arrangements with Multiple Deliverables, was issued. EIC-142 addresses certain aspects of the accounting treatment to be used by a vendor for arrangements under which multiple revenue-generating activities will be performed. These recommendations were effective for CAE’s fiscal year beginning April 1, 2004. The adoption of this abstract did not have any material effect on CAE’s Consolidated Financial Statements.

17.2 FUTURE CHANGES IN ACCOUNTING STANDARDS

In January 2005, the Accounting Standards Board (AcSB) issued three new standards dealing with financial instruments: (i) Financial Instruments – Recognition and Measurement; (ii) Hedges; and (iii) Comprehensive Income. The new standards are based on US FASB Statement 115 (Accounting for Certain Investments in Debt and Equity Securities) Statement 130 (Reporting Comprehensive Income) Statement 133 (Accounting for Derivative Instruments and Hedging Activities) and on IAS 39 of the International Accounting Standards (IAS) Board (Financial Instruments – Recognition and Measurement).

CAE ANNUAL REPORT 2006 _ 63

     CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, prescribes when a financial instrument should be recognized on the balance sheet and the measurement method using fair value or using cost-based measures. It also specifies how financial instrument gains and losses should be presented.

     New CICA Handbook Section 3865, Hedges, allows optional treatment providing that hedges be designated as either fair value hedges, cash flow hedges or hedges of a net investment in a self-sustaining foreign operation. For a fair value hedge, the gain or loss attributable to the hedged risk is recognized in net income in the period of change together with the offsetting loss or gain on the hedged item attributable to the hedged risk. The carrying amount of the hedged item is adjusted for the hedged risk. For a cash flow hedge or for a hedge of a net investment in a self-sustaining foreign operation, the effective portion of the hedging item’s gain or loss is initially reported in other comprehensive income and subsequently reclassified to net income when the hedged item affects net income.

     The AcSB has issued new CICA Handbook Section 1530, Comprehensive Income, and has amended Section 3250, Surplus, by renaming it Section 3251, Equity. These standards require enterprises to present comprehensive income and its components as well as net income in its financial statements and to separately present changes in equity during the period as well as components of equity at the end of the period, including comprehensive income.

     These requirements will be applicable for CAE in the first quarter of fiscal 2008. The Company is currently evaluating how these new Handbook Sections will impact its consolidated financial statements.

17.3 CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with GAAP requires CAE’s Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses for the period reported. On an ongoing basis, Management reviews its estimates, particularly as they relate to accounting for long-term contracts, useful lives, employee future benefits, income taxes, impairment of long-lived assets and goodwill, based on Management’s best knowledge of current events and actions that the Company may undertake in the future. Significant changes in estimates and/or assumptions could result in impairment of certain assets. Actual results could differ from those estimates.

     CAE’s critical accounting policies are those that it believes are the most important in determining its financial condition and results and require significant subjective judgment by Management. The Company considers an accounting estimate to be critical if the estimate requires Management to make assumptions about matters that were highly uncertain at the time the estimate was made, if different estimates could have reasonably been used or if changes in the estimate that would have a material impact on CAE’s financial condition or results of operations are likely to occur from period to period.

     A summary of the Company’s significant accounting policies, including the accounting policies discussed below, is set out in the Notes to the Consolidated Financial Statements.

17.3.1 REVENUE RECOGNITION

Multiple-element arrangements

At times, the Company sometimes enters into multiple-element revenue arrangements, which may include a combination of design and engineering elements, the manufacturing of flight simulators and maintenance. A multiple-element arrangement is separated into more than one unit of accounting, and applicable revenue recognition criteria are considered separately for the separate units of accounting if all of the following criteria are met:

  The delivered item has value to the customer on a standalone basis.
  There is objective and reliable evidence of the fair value of the undelivered item (or items).
  If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in the control of the vendor.

Long-term contracts

Revenue from long-term contracts for the design, engineering and manufacturing of flight simulators is recognized using the percentage-of-completion method when persuasive evidence of an arrangement exists, when the fee is fixed or determinable and when recovery is reasonably certain. Revenues from fixed-price software arrangements and software customization contracts are also recognized under the percentage-of-completion method. Under this method, revenue and earnings are recorded as related costs are incurred, on the basis of the percentage of actual costs incurred to date, relative to the estimated total costs to complete the contract. The cumulative impact of any revisions in cost and earnings estimates are reflected in the period in which the need for a revision becomes known. Losses, if any, are recognized fully when first anticipated. Warranty provisions are recorded at the time revenue is recognized, based on past experience. In general, no right of return or complimentary upgrades is provided to customers. Post-delivery customer support is generally billed separately and revenue is recognized over the support period.

Product maintenance

Revenue from maintenance contracts are deferred and recognized in earnings on a straight-line basis over the contract period. In situations when it is clear that costs will be incurred in other than a straight-line basis, the percentage-of-completion method, as described above, is used to recognize revenue over the contract period in proportion to the costs expected to be incurred in performing services under the contract.

64 _ CAE ANNUAL REPORT 2006

Software arrangements

The Company also enters into software arrangements to sell, independently or in multiple-element arrangements, standalone software, services, maintenance and software customization. Revenue from software arrangements is recognized in accordance with the guidance set out in Statement of Position (SOP) 97-2, Software Revenue Recognition and is described in more details as follows:

(i)	Standalone products

Revenue from software license arrangements that do not require significant production, modification or customization of software is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collection is reasonably assured.

(ii)	Consulting services

Revenues arising from direct consulting or training services that are provided to customers are recognized as the services are rendered.

(iii)	Maintenance

Maintenance and support revenues are recognized rateably over the term of the related agreements.

(iv)	Multiple-element arrangements

The Company sometimes enters into multiple-element revenue arrangements, which may include any combination of software, services or training, customization and maintenance. In such instances, the fee is allocated to the various elements based on vendor-specific objective evidence of fair value which is limited to the price charged when the same element is sold separately, regardless of any individual prices stated within the contract for each element. Applicable revenue recognition criteria are considered separately for each portion of fee allocated to the respective separate elements as described above.

Training services

Training services are recognized when persuasive evidence of an arrangement exists, the fee is fixed or determinable, recovery is reasonably certain and, when applicable, products have been delivered or services have been rendered.

17.3.2 INCOME TAXES

The Company uses the tax liability method to account for income taxes. Under this method, future income tax assets and liabilities are determined according to differences between the carrying value and the tax bases of assets and liabilities.

     This method also requires the recognition of future tax benefits, such as net operating loss carry forwards, to the extent that the realization of such benefits is more likely than not. A valuation allowance is recognized to the extent that, in the opinion of Management, it is more likely than not that the future income tax assets will not be realized.

     Future tax assets and liabilities are measured by applying enacted or substantively enacted rates and laws at the date of the financial statements for the years in which the temporary differences are expected to reverse.

     CAE does not provide for income taxes on undistributed earnings of foreign subsidiaries that are not expected to be repatriated in the foreseeable future.

     Investment tax credits (ITC) arising from research and development (R&D) activities are deducted from the related costs and are accordingly included in the determination of earnings when there is reasonable assurance that the credits will be realized. ITCs arising from the acquisition or development of property, plant and equipment and deferred development costs are deducted from the cost of those assets with amortization calculated on the net amount.

     The Company is subject to examination by taxation authorities in various jurisdictions. The determination of tax liabilities and ITCs recoverable involve certain uncertainties in the interpretation of complex tax regulations. Therefore, the Company provides for potential tax liabilities and ITCs recoverable based on Management’s best estimates. Differences between the estimates and the ultimate amounts of taxes and ITCs are recorded in earnings at the time they can be determined.

17.3.3 VALUATION OF GOODWILL AND INTANGIBLE ASSETS

Goodwill is no longer amortized. It is now tested for impairment at least annually or more frequently if events or changes in circumstances indicate that it might be impaired.

     The impairment test consists of a comparison of the fair value of the Company’s reporting units with their carrying amount. When the carrying amount of the reporting unit exceeds the fair value, the Company compares, in a second step, the fair value of goodwill related to the reporting unit to its carrying value and recognizes an impairment loss equal to the excess. The fair value of a reporting unit is calculated based on one or more generally accepted valuation techniques.

CAE ANNUAL REPORT 2006 _ 65

     The Company performs the annual review of goodwill as at December 31 of each year. Based on the impairment test performed as at December 31, 2004, CAE concluded that a goodwill impairment charge was required. No such charge was determined to be required as of the review as at December 31, 2005.

     CAE accounts for its business combinations under the purchase method of accounting, which requires that the total cost of an acquisition be allocated to the underlying net assets based on their respective estimated fair values. Part of this allocation process requires that the Company identify and attribute values and estimated lives to the intangible assets acquired. These determinations involve considerable judgment and often involve the use of significant estimates and assumptions, including those with respect to future cash flows, discount rates and asset lives. These determinations subsequently affect the amount of amortization expense to be recognized in future periods over the intangible assets’ estimated useful lives.

17.3.4 DEFERRED DEVELOPMENT COSTS

Research costs are charged to earnings in the periods in which they are incurred. Development costs are also charged to earnings in the period incurred unless they meet all the criteria for deferral as per CICA Handbook Section 3450, Research and Development Costs and their recovery is reasonably assured. Government assistance arising from research and development activities is deducted from the related costs or assets, if deferred. Amortization of development costs deferred to future periods commences with the commercial production of the product and is charged to earnings based on anticipated sales of the product, when possible, over a period not exceeding five years using the straight-line method.

17.3.5 PRE-OPERATING COSTS

The Company defers costs incurred during the pre-operating period for all new operations. Pre-operating costs are incremental in nature and are considered by Management to be recoverable from the future operations of the new training centre. Capitalization ceases at the opening of the training centre. Amortization of the deferred pre-operating costs is taken over five years using the straight line method.

17.3.6 DEFERRED FINANCING COSTS

Costs incurred relating to the issuance of long-term debt are deferred and amortized on a straight-line basis over the term of the related debt. Costs related to sale and leaseback agreements are amortized on a straight-line basis over the term of the lease.

17.3.7 EMPLOYEE FUTURE BENEFITS

The Company maintains defined-benefit pension plans that provide benefits based on length of service and final average earnings. The service costs and the pension obligations are actuarially determined using the projected benefit method prorated on employee service and Management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the remaining service period of active employees. Past service costs, arising from plan amendments, are deferred and amortized on a straight-line basis over the average remaining service period of active employees at the date of amendment.

     When a curtailment arises, any unamortized past service cost associated with the reduction of future services is recognized immediately. Also, the increase or decrease in benefit obligation is recognized as a loss or a gain net of unrecognized actuarial gains or losses. Finally, when the restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

18	SYSTEMS, PROCEDURES AND CONTROLS

18.1	DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining a system of controls and procedures over the public disclosure of financial and non-financial information regarding the Company.

     Disclosure controls and procedures (DC&P) are designed to provide reasonable assurance that information required to be disclosed by CAE in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis, as required by law, and is accumulated and communicated to Management, including our Chief Executive Officer (CEO), Chief Financial Officer (CFO) and disclosure committee as appropriate, to allow timely decisions regarding required public disclosure.

     CAE’s system of DC&P includes but is not limited to its Disclosure Policy, the effective functioning of the entity-level controls, and the disclosure committee. This includes the procedures in place to systematically identify matters warranting consideration of disclosure by Management and verification processes for individual financial and non-financial metrics and information contained in annual and interim filings. In general, these filings include the financial statements, MD&As, Annual Information Forms and other documents and external communications.

     An evaluation of the effectiveness of the Company’s DC&P, as defined under the rules of the Canadian Securities Administrators (CSA) and the Securities and Exchange Commission (SEC), was conducted on March 31, 2006 by and under the supervision of Management, including the CEO and the CFO. The evaluation included a review of documentation, inquiries and other procedures considered by Management to be appropriate in the circumstances.

     Based on that evaluation, the CEO and the CFO have concluded that the design and operation of the system of disclosure controls and procedures was effective as of March 31, 2006.

66 _ CAE ANNUAL REPORT 2006

18.2 INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal controls over financial reporting (ICFR) are designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and compliance with GAAP in its financial statements. Management has evaluated whether there were changes to its ICFR during the year ended March 31, 2006 that have materially affected, or are reasonably likely to materially affect, its ICFR. No such changes were identified through Management’s evaluation.

19 OVERSIGHT ROLE OF AUDIT COMMITTEE AND BOARD OF DIRECTORS

The Audit Committee reviews the Company’s annual MD&A and related consolidated financial statements with Management and the external auditor and recommends their approval to the Board of Directors. Management and the Company’s internal auditor also periodically provide the Audit Committee with reports of their assessment of the Company’s internal controls and procedures for financial reporting. The external auditor periodically provides Management with a report on the internal control weaknesses identified during the course of the external auditor’s annual audit; this report is reviewed by the Audit Committee.

20 ADDITIONAL INFORMATION

Additional information relating to the Company, including its most recent Annual Information Form (AIF), is available on-line at www.sedar.com as well as on the Company’s website at www.cae.com.

21 SELECTED FINANCIAL INFORMATION
SELECTED ANNUAL INFORMATION FOR THE PAST FIVE YEARS

(unaudited – amounts in millions,
except per share amounts)	2006	2005	2004	2003	2002

Revenue	$1,107.2	$986.2	$938.4	$976.8	$1,010.7
Earnings (loss) from continuing operations	70.9	(304.7)	47.4	113.9	133.0
Net earnings(loss)	64.9	(199.9)	64.0	117.2	149.5

Financial position:
Total assets	$1,716.1	$1,699.7	$2,308.7	$2,356.5	$2,378.4
Total net debt	190.2	285.8	529.6	757.1	822.2

Per share:
Earnings (loss) from continuing operations	$0.28	$(1.23)	$0.20	$0.52	$0.61
Net earnings(loss)	0.26	(0.81)	0.27	0.53	0.69
Dividends	0.04	0.10	0.12	0.12	0.11
Shareholders’ equity	2.70	2.64	3.94	3.42	2.81

CAE ANNUAL REPORT 2006 _ 67

SELECTED QUARTERLY INFORMATION

(unaudited – amounts in millions
except per share amounts)	Q1	Q2	Q3	Q4	Total

Fiscal 2006
Revenue	$266.0	280.3	276.6	284.3	1,107.2
Earnings from continuing operations	$20.8	17.8	17.5	14.8	70.9
Basic earnings per share from
continuing operations	$0.08	0.07	0.07	0.06	0.28
Diluted earnings per share from
continuing operations	$0.08	0.07	0.07	0.06	0.28
Net earnings	$20.8	17.1	17.6	9.4	64.9
Basic earnings per share	$0.08	0.07	0.07	0.04	0.26
Diluted earnings per share	$0.08	0.07	0.07	0.04	0.26
Average number of shares outstanding
(in millions)	248.8	249.8	250.2	250.5	249.8
Average exchange rate, US dollar
to Canadian dollar	$1.24	1.20	1.17	1.15	1.19

Fiscal 2005
Revenue	$230.9	235.1	257.5	262.7	986.2
Earnings (loss) from continuing operations	$18.9	12.8	(345.7)	9.3	(304.7)
Basic earnings (loss) per share from
continuing operations	$0.08	0.05	(1.40)	0.04	(1.23)
Diluted earnings (loss) per share from
continuing operations	$0.08	0.05	(1.40)	0.04	(1.23)
Net (loss) earnings	$24.3	14.0	(347.0)	108.8	(199.9)
Basic earnings (loss) per share	$0.10	0.06	(1.40)	0.44	(0.81)
Diluted earnings (loss) per share	$0.10	0.05	(1.40)	0.44	(0.81)
Average number of shares outstanding
(in millions)	246.7	246.8	247.0	247.8	247.1
Average exchange rate, US dollar to
Canadian dollar	$1.36	1.31	1.22	1.23	1.28

Fiscal 2004
Revenue	$208.9	213.2	255.2	261.1	938.4
Earnings from continuing operations	$12.2	11.0	14.5	9.7	47.4
Basic earnings per share from
continuing operations	$0.06	0.05	0.05	0.04	0.20
Diluted earnings per share from
continuing operations	$0.06	0.05	0.05	0.04	0.20
Net earnings	$13.2	15.1	21.4	14.3	64.0
Basic earnings per share	$0.06	0.07	0.09	0.05	0.27
Diluted earnings per share	$0.06	0.07	0.09	0.05	0.27
Average number of shares outstanding
(in millions)	219.7	220.0	246.5	246.6	233.2
Average exchange rate, US dollar
to Canadian dollar	$1.40	1.38	1.32	1.32	1.35

68 _ CAE ANNUAL REPORT 2006

SELECTED SEGMENT INFORMATION (ANNUAL)

(unaudited – amounts in millions)		Simulation Products			Training & Services				Total

	2006	2005	2004	2006	2005	2004	2006	2005	2004

Civil
Revenue	$257.0	$213.4	$193.0	$322.3	$306.8	$268.8	$579.3	$520.2	$461.8
Segment Operating Income	30.2	7.8	10.7	57.9	39.8	28.3	88.1	47.6	39.0
Operating margins (%)	11.8	3.7	5.5	18.0	13.0	10.5	15.2	9.2	8.4

Military
Revenue	$327.4	$278.9	$291.8	$200.5	$187.1	$184.8	$527.9	$466.0	$476.6
Segment Operating Income	27.7	26.4	28.5	19.1	20.8	23.1	46.8	47.2	51.6
Operating margins (%)	8.5	9.5	9.8	9.5	11.1	12.9	8.9	10.1	10.8

Total
Revenue	$584.4	$492.3	$484.8	$522.8	$493.9	$453.6	$1,107.2	$986.2	$938.4
Segment Operating Income	57.9	34.2	39.2	77.0	60.6	51.4	134.9	94.8	90.6
Operating margins (%)	9.9	6.9	8.1	14.7	12.3	11.3	12.2	9.6	9.7

						Other	(28.7)	(467.8)	(9.3)

						EBIT	$106.2	$(373.0)	$81.3

SELECTED SEGMENT INFORMATION (FOURTH QUARTER ENDING MARCH 31)

(unaudited – amounts in millions)		Simulation Products			Training & Services				Total

		2006	2005		2006	2005		2006	2005

Civil
Revenue		$78.0	$54.2		$81.1	$79.4		$159.1	$133.6
Segment Operating Income		9.3	(2.5)		15.1	13.3		24.4	10.8
Operating margins (%)		11.9	–		18.6	16.8		15.3	8.1

Military
Revenue		$77.5	$80.5		$47.7	$48.6		$125.2	$129.1
Segment Operating Income		6.9	8.8		3.3	4.2		10.2	13.0
Operating margins (%)		8.9	10.9		6.9	8.6		8.1	10.1

Total
Revenue		$155.5	$134.7		$128.8	$128.0		$284.3	$262.7
Segment Operating Income		16.2	6.3		18.4	17.5		34.6	23.8
Operating margins (%)		10.4	4.7		14.3	13.7		12.2	9.1

						Other		(25.1)	(24.5)

						EBIT		$9.5	$(0.7)

CAE ANNUAL REPORT 2006 _ 69